Exhibit 21

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States (as such term is defined in Regulation S under the U.S. Securities Act) (the “United States”) except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or solicitation of an offer to buy any of these securities in the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Grown Rogue International Inc., at 340 Richmond Street West, Toronto, Ontario M5V 1X2, Telephone (503) 765-8108, and are also available electronically at www.sedar.com.

New Issue	April 23, 2021

SHORT FORM PROSPECTUS

GROWN ROGUE INTERNATIONAL INC.

$4,737,800
23,162,579 Common Shares and 23,162,579 Common Share Purchase Warrants

Issuable upon Exercise of 21,056,890 Special Warrants

This short form prospectus (the “Prospectus”) qualifies the distribution of 23,162,579 Units (the “Units”) of Grown Rogue International Inc. (“Grown Rogue” or the “Corporation”) issuable upon the exercise or deemed exercise of 21,056,890 special warrants (the “Special Warrants”) of the Corporation (the “Offering”). Each Unit consists of one common share (a “Unit Share”) in the capital of the Corporation and one common share purchase warrant (a “Warrant”) of the Corporation. Each Warrant entitles the holder thereof to purchase one common share (a “Warrant Share”) of the Corporation at a price of $0.30 at any time prior to 5:00 p.m. (Toronto time) on March 5, 2023. The Special Warrants were issued on March 5, 2021 pursuant to the terms of a special warrant indenture (the “Special Warrant Indenture”) between the Corporation and Capital Transfer Agency, ULC (“Capital Transfer”). The Special Warrants are not available for purchase pursuant to this Prospectus and no additional funds are to be received by the Corporation from the distribution of the Units upon the exercise of the Special Warrants.

The Special Warrants were issued by the Corporation on a private placement basis. An aggregate of 17,800,000 Special Warrants were issued pursuant to the terms of an agency agreement dated March 5, 2021 (the “Agency Agreement”) between the Corporation and Eight Capital (the “Agent”) (the “Brokered Offering”) and the remaining 3,256,890 Special Warrants were issued on a non-brokered basis. The Special Warrants were issued at a price of $0.225 per Special Warrant (the “Offering Price”) for aggregate gross proceeds of $4,737,800. The Offering Price and other terms of the Offering were determined by arm’s length negotiation between the Corporation and the Agent.

The issued and outstanding common shares (the “Common Shares”) of the Corporation are listed on the Canadian Securities Exchange (the “CSE”) under the trading symbol “GRIN”. On February 10, 2021, the last trading day before the announcement of the Offering, the closing price of the Common Shares on the CSE was $0.28 per Common Share. On April 22, 2021, the last trading day before the filing of this Prospectus, the closing price of the Common Shares on the CSE was $0.22 per Common Share. The Corporation has provided notice to the CSE to list the Unit Shares, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares on the CSE. Such listing will be subject to the fulfillment of all of the listing requirements of the CSE.

Price: $0.225 per Special Warrant

	Price to the Public	Agent’s Fee(1)	Net Proceeds to the Corporation(2)(3)
Per Special Warrant	$0.225	$0.0157	$0.2092
Per Special Warrant (President’s list)	$0.225	$0.0078	$0.2171
Total Offering	$4,737,800	$253,745	$4,458,555

Notes:

(1)	Pursuant to the Agency Agreement, the Corporation paid to the Agent (i) a cash fee of $253,745 (the “Agent’s Fee”), representing 7.0% of the gross proceeds of the Brokered Offering (the “Agent’s Fee”), subject to a reduced fee of up to 3.5% for Special Warrants sold by the Agent to certain purchasers designated by the Corporation on the President’s list (the “President’s List”), and (ii) a cash fee of $25,500 (the “Advisory Fee”) for advisory services provided to the Corporation in connection with the Offering. As additional compensation, the Corporation also issued to the Agent (A) 1,127,758 warrants (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”) of the Corporation for no additional consideration; and (B) 113,500 advisory warrants (the “Advisory Warrants”), exercisable to acquire 113,500 Compensation Options for no additional consideration. Each Compensation Option will be exercisable to acquire one Unit (a “Compensation Unit”) comprised of one Unit Share (a “Compensation Share”) and one Warrant (a “Compensation Warrant”) at the Offering Price at any time prior to 5:00 p.m. (Toronto time) on March 5, 2023. Each Compensation Warrant shall entitle the holder thereof to purchase one Common Share (a “Compensation Warrant Share”) at a price of $0.30 at any time before 5:00 p.m. (Toronto time) on March 5, 2023, subject to adjustment in certain events. This Prospectus qualifies the distribution of the Compensation Options. See “Plan of Distribution”.

(2)	After deducting the Agent’s Fee and the Advisory Fee, but before deducting the expenses of the Offering and the qualification for distribution of the Units, estimated to be $300,000, which will be paid out of the gross proceeds of the Offering.

(3)	The distribution of the Units upon exercise of the Special Warrants will not result in any proceeds being received by the Corporation.

Agent’s Position	Maximum Size or Number of securities available	Exercise Period	Exercise Price
Broker Warrants	1,127,758 Broker Warrants exercisable (for no consideration) to acquire an equal number of Compensation Options, which are in turn exercisable to acquire an equal number of Compensation Units	Compensation Options are exercisable at any time prior to 5:00 p.m. (Toronto time) on March 5, 2023	$0.225 per Compensation Unit

Advisory Warrants	113,500 Advisory Warrants exercisable (for no consideration) to acquire an equal number of Compensation Options, which are in turn exercisable to acquire an equal number of Compensation Units	Compensation Options are exercisable at any time prior to 5:00 p.m. (Toronto time) on March 5, 2023	$0.225 per Compensation Unit

Each Special Warrant entitles its holder to receive, upon exercise or deemed exercise, one Unit at no additional cost. Each Special Warrant shall be deemed exercised on behalf of, and without any required action on the part of, the holder thereof, on the day (the “Qualification Date”) that is the earlier of: (i) July 6, 2021; and (ii) the third business day after a receipt is issued for a final short form prospectus qualifying the distribution of the Unit Shares and the Warrants in the Qualifying Jurisdictions. See “Plan of Distribution” and “Description of Securities Distributed”.

The Corporation agreed to use reasonable commercial efforts to file, and obtain a receipt for, a final short form prospectus qualifying the Units issuable upon exercise of the Special Warrants on or before April 4, 2021, being 30 days after the Closing Date (the “Penalty Date”). A receipt for a final short form prospectus was not obtained on or before the Penalty Date. Since the Qualification Date is later than April 4, 2021, each holder of a Special Warrant is entitled to receive, without payment of additional consideration, an additional number of Units equal to 10% of the number of Units originally issuable upon the exercise or deemed exercise of the Special Warrants, resulting in each Special Warrant being exercisable for 1.10 Units (the “Penalty Provision”). Accordingly, this Prospectus qualifies the distribution of up to an aggregate of 21,056,890 Unit Shares and 21,056,890 Warrants originally issuable upon the exercise or deemed exercise of the Special Warrants, and 2,105,689 Unit Shares and 2,105,689 Warrants issuable pursuant to the Penalty Provision. See “Plan of Distribution”.

The Special Warrants were sold directly to subscribers by the Corporation or through the Agent to purchasers resident in each of the Provinces of British Columbia, Alberta, Nova Scotia and Ontario (the “Qualifying Jurisdictions”), in addition to offshore purchasers, on a private placement basis pursuant to prospectus exemptions under applicable securities legislation and were issued under and are governed by the Special Warrant Indenture. There is no market through which the Special Warrants may be sold and none is expected to develop.

No additional proceeds will be received by the Corporation, and no commission or fee will be payable by the Corporation, in connection with the issue of the Units upon exercise or deemed exercise of the Special Warrants.

The Warrants are issuable pursuant to a warrant indenture dated March 5, 2021 (the “Warrant Indenture”) between the Corporation and Capital Transfer.

There is currently no market through which the Warrants may be sold, and purchasers may not be able to resell the Warrants acquired pursuant to the Offering. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. An investment in the securities of the Corporation is speculative and involves a significant degree of risk. See “Risk Factors”.

An investment in the securities of the Corporation is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See “Risk Factors” and “Cautionary Statement Regarding Forward Looking Information”. Potential investors are advised to consult their own legal counsel and other professional advisers in order to assess income tax, legal and other aspects of this investment.

The Brokered Offering was conducted through the non-certificated inventory system maintained by CDS Clearing and Depository Services Inc. (“CDS”) and the Special Warrants issued pursuant to the Brokered Offering were registered and deposited with CDS on the Closing Date in electronic form. Other than for Special Warrants sold pursuant to the non-brokered portion of the Offering, which will be represented by certificates, the Unit Shares and Warrants to be issued upon exercise or deemed exercise of the Special Warrants and the Warrant Shares to be issued upon exercise of the Warrants will be registered and deposited in the non-certificated inventory system of CDS and a purchaser of the Special Warrants will not receive a definitive certificate representing the Unit Shares, Warrants or Warrant Shares. See “Plan of Distribution”.

Investors should rely only on the information contained or incorporated by reference in this Prospectus. The Corporation and the Agent have not authorized anyone to provide investors with information different from that contained or incorporated by reference in this Prospectus. Readers should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the cover page of this Prospectus.

Investors are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding or disposing of the Special Warrants, the Unit Shares and the Warrants, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires the Special Warrants, the Unit Shares and the Warrants.

Certain legal matters in connection with the Offering are being reviewed on behalf of the Corporation by Irwin Lowy LLP and on behalf of the Agent by Wildeboer Dellelce LLP.

Unless otherwise indicated, all references to dollar amounts in this Prospectus are to Canadian dollars. The Corporation’s registered and head office is located at 340 Richmond Street West, Toronto, Ontario M5V 1X2.

Reference to Grown Rogue or the Corporation also includes its subsidiary entities, as the context requires or permits.

The Corporation’s registered and head office is in Toronto, Ontario. However, its operations are conducted from its offices in Medford, Oregon. Each of J. Obie Strickler, Adam August, Rob Rigg, Ryan Kee, Abhilash Patel, and Steven Lightman, directors and/or officers of the Corporation, resides outside of Canada and, in each case, has appointed the Corporation, at 340 Richmond Street West, Toronto, Ontario M5V 1X2 as its agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Risk Factors”.

The Corporation and its subsidiaries derive substantially all of their revenues from the cannabis industry in the States of Oregon and Michigan in the United States, which industry is illegal under United States federal law. Currently, The Corporation is directly and indirectly involved (through its licensed subsidiaries and managed entities) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly or indirectly engaged in the cultivation, manufacture, possession, use, sale or distribution of cannabis in the medical and/or adult-use cannabis marketplaces in the States of Oregon and Michigan. The Corporation is also currently indirectly engaged in cannabis cultivation and production operations in Michigan pursuant to a master services agreement between GR Michigan, LLC, which is an 87% owned subsidiary of the Corporation, and Golden Harvests, LLC, which is not currently a subsidiary of the Corporation, and a master services agreement between Grown Rogue Distribution, LLC, which is wholly-owned subsidiary of the Corporation, and HSCP Oregon, LLC, which is not a subsidiary of the Corporation. From an accounting perspective, the Corporation has control of the cannabis related assets of HSCP Oregon, LLC.

The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved cannabis as a safe and effective drug for any indication.

In the United States, cannabis is largely regulated at the state level. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act, which makes cannabis use and possession federally illegal. Although certain states authorize medical and/or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any cannabis-related drug paraphernalia is illegal and any such acts are criminal acts under federal law. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, the federal law shall apply.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the DOJ (as defined herein) specific to cannabis enforcement in the United States, including the Cole Memorandum (as defined herein). With the Cole Memorandum rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis related violations of U.S. federal law. If the DOJ policy was to aggressively pursue financiers or equity owners of cannabis-related business, and United States Attorneys followed such DOJ policies through pursuing prosecutions, then the Corporation could face (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries, and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state- licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis. Additionally, as has recently been affirmed by U.S. Customs and Border Protection, employees, directors, officers, managers and investors of the Corporation who are not U.S. citizens face the risk of being barred from entry into the United States for life.

In addition, Attorney General Jeff Sessions resigned and left the DOJ, and William Barr was confirmed as Attorney General on February 14, 2019. On December 14, 2020, Mr. Barr tendered his resignation. Following the resignation of Mr. Barr, Jeffery Rosen was appointed as acting Attorney General. On January 14, 2021, President Joseph Biden appointed Merrick Garland to succeed Mr. Rosen as the U.S. Attorney General. It is unclear what further impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis.

Subsequent to the issuance of the Sessions Memorandum (as defined herein) on January 4, 2018, the U.S. Congress passed its omnibus appropriations bill, SJ 1662, which for the fourth consecutive year contained a rider, in 2018 called the Rohrabacher-Blumenauer Amendment (as defined herein), which barred the Department of Justice from spending money on the prosecution of any licensed medical cannabis business or operator in states where medical cannabis is legal. The Rohrabacher-Blumenauer Amendment was included in the fiscal year 2018 budget passed on March 23, 2018 and the consolidated appropriations bill signed into legislation in February 2019. The Rohrabacher-Blumenauer Amendment (now referred to as the “Blumenauer-Farr Amendment” due to a change in the legislation’s Congressional sponsors) was also included in the consolidated appropriations bill signed into legislation by President Trump on December 20, 2019 and remains in effect until September 30, 2020. On October 1, 2020, the Amendment was renewed through the signing of a stopgap spending bill, effective through December 11, 2020. On December 11, 2020, the Blumenauer-Farr Amendment expired, but was included in the 2021 Appropriations Act, HR 133, which then-President Trump signed into law on December 27, 2020. Accordingly, the Blumenauer-Farr Amendment protections will remain through the end of September 2021, barring any additional Congressional action.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that U.S. federal authorities may enforce current U.S. federal law. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Corporation’s business, results of operations, financial condition and prospects would be materially adversely affected.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 setting out the Canadian Securities Administrator’s disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to parties involved in the U.S. cannabis industry.

For these reasons, the Corporation’s operations in the United States cannabis market may subject the Corporation to heightened scrutiny by regulators, stock exchanges, clearing agencies and other Canadian and U.S. authorities. There are a number of risks associated with the business of the Corporation. See sections entitled “Risk Factors” and “Regulatory Framework” in this Prospectus.

To the Corporation’s knowledge, no statement has been made by federal authorities or prosecutors regarding the risk of enforcement action with respect to state-sanctioned marijuana activities in the states of Oregon or Michigan.

i

ABOUT THIS PROSPECTUS

Investors should rely only on the information contained or incorporated by reference in this Prospectus and are not entitled to rely only on certain parts of the information contained or incorporated by reference in this Prospectus to the exclusion of the remainder. The Corporation and the Agent have not authorized anyone to provide investors with different information. If anyone provides you with different or additional information, you should not rely on it. The Corporation is not offering the securities in any jurisdiction in which the Offering is not permitted. Investors should assume that the information contained in this Prospectus is accurate only as of the date on the front of this Prospectus and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or of any sale of the securities pursuant thereto.

DEFINITIONS

All capitalized terms not defined herein have the meanings ascribed to them in the Annual Information Form (as defined herein).

ELIGIBILITY FOR INVESTMENT

In the opinion of Irwin Lowy LLP, counsel to the Corporation, and Wildeboer Dellelce LLP, counsel to the Agent, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) as of the date hereof, the Unit Shares and Warrants acquired pursuant to the deemed exercise of the Special Warrants and the Warrant Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) and tax-free savings account (“TFSA”) (collectively, “Deferred Plans”) provided that (i) the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the CSE), and (ii) in the case of the Warrants, neither the Corporation, nor any person with whom the Corporation does not deal at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of the particular Deferred Plan.

Notwithstanding that the Unit Shares, Warrants and Warrant Shares may be a “qualified investment” for a Deferred Plan, the annuitant under an RRSP or RRIF, the holder of a TFSA or RDSP, or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such Unit Shares, Warrants and Warrant Shares are a “prohibited investment” (as defined in the Tax Act) for the RRSP, RRIF, RESP, RDSP or TFSA. The Unit Shares, Warrants and Warrant Shares will generally not be a “prohibited investment” for a particular RRSP, RRIF, RESP, RDSP or TFSA provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP, or the subscriber of the RESP, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the Unit Shares and Warrant Shares will not be a prohibited investment if such securities are “excluded property” (as defined in the Tax Act for purposes of these rules) for the particular TFSA, RRSP, RESP, RDSP or RRIF. Persons who intend to hold Unit Shares, Warrants and Warrant Shares in a trust governed by a Deferred Plan should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and the documents incorporated by reference herein constitute forward-looking statements, as such term is defined under applicable securities laws. These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performances, business prospects and opportunities of the Corporation and estimated sources and uses of funds and forecasted operating cash flows. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “intend”, “will”, “project”, “could”, “believe”, “predict”, “potential”, “should” or the negative of these terms or other similar expressions are intended to identify forward-looking statements. In particular, information regarding the Corporation’s future business plans, operating results and economic performance; the completion of the HSCP Transaction (as hereinafter defined) and any exercise of the Canopy Purchase Option by GR Unlimited and any exercise by Canopy Management of the Golden Harvests Purchase Option Agreement (as such terms are hereinafter defined); the Corporation’s estimated sources and uses of funds for the period commencing on March 1, 2021 and ending on February 28, 2022; and the Corporation’s expected use of proceeds from the Offering is forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or events to differ materially from those anticipated, discussed or implied in such forward-looking statements. The Corporation believes the expectations reflected in such forward- looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus and the documents incorporated by reference herein should be considered carefully and investors should not place undue reliance on them as the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These statements speak only as of the date of this Prospectus or the particular document incorporated by reference herein. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about production output; building and operating costs; credit risk; liquidity risk; market risk; currency risk; interest risk; concentration risk; dependence on senior management; sufficiency of insurance; competition; general business risk and liability; risks related to the Canopy Purchase Option Agreement, including with respect to the Corporation’s ability to realize the anticipated benefits therefrom both before and after its exercise of the option, if ever; receiving all operating profits of Golden Harvests that are distributed to Canopy Management, if any, through one or more management agreements and/or licensing agreements to be entered into by such parties and the amounts and timing of receipt thereof; anticipated production at the Corporations facilities (including at Manzanita Glen, Trails End, Warehouse 1 and Warehouse 2); the completion of the HSCP Transaction; the Corporation’s business objectives for the next twelve months; regulation of the marijuana industry; regulatory risks; change in laws, regulations and guidelines; reliance on licence renewal; reliance on a single facility; limited operating history; factors which may prevent realization of growth targets; risks inherent in an agricultural business; vulnerability to rising energy and building costs; publicity or consumer perception; product liability; product recalls; reliance on key inputs; difficulties with forecasts; exchange restrictions on business; management of growth; litigation; dividends; limited market for securities; environmental and employee health and safety regulations; and the potential impact of the COVID-19 pandemic on the Corporation and/or its operations, and the cannabis industry and currency fluctuations.

These forward-looking statements involve risks and uncertainties relating to, among other things, risks related to the cannabis industry, access to skilled personnel, cannabis production activities, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors contained in this Prospectus and documents incorporated by reference herein. Investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. The Corporation cautions that the foregoing list of important factors is not exhaustive. The forward looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Corporation nor the Agent undertake any obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This Prospectus contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are Canadian dollars and United States dollars are referred to as “US$”.

On April 22, 2021, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $0.80.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Corporation dated March 15, 2021 for the financial year ended October 31, 2020 (the “AIF”);

(b)	the audited consolidated financial statements of the Corporation as at and for the years ended October 31, 2020 and 2019, together with the notes thereto and the auditors’ report thereon dated March 1, 2021;

(c)	the management’s discussion and analysis of the financial condition and results of operations of the Corporation as at and for the year ended October 31, 2020 dated March 1, 2021;

(d)	the management information circular dated July 20, 2020 relating to the annual general meeting of shareholders held on August 17, 2020;

(e)	the material change report of the Corporation dated February 16, 2021 in respect of the closing of a private placement on February 5, 2021 and the signing of an asset purchase agreement and management services agreement in connection with the HSCP Transaction (as defined below);

(f)	the material change report of the Corporation dated March 9, 2021 in respect of the Offering;

(g)	the unaudited amended and restated condensed interim consolidated financial statements of the Corporation as at and for the three-month period ended January 31, 2021 and 2020, together with the notes thereto; and

(h)	the amended and restated management’s discussion and analysis of the financial condition and results of operations of the Corporation as at and for the three-month period ended January 31, 2021.

Any documents of the type described above (other than confidential material change reports) or any other disclosure documents required to be incorporated by reference into a prospectus under National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”), if filed by the Corporation with the securities commissions or similar authorities in Canada, after the date of this Prospectus and before completion of the distribution of the Units, are deemed to be incorporated by reference in this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 340 Richmond Street West, Toronto, Ontario M5V 1X2, Telephone (503) 765-8108, and are also available electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

UNITED STATES REGULATORY FRAMEWORK

In accordance with Staff Notice 51-352 of the Canadian Securities Administrators, as amended (“Staff Notice 51-352”), below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where the Corporation is currently directly involved through their respective subsidiaries and affiliates, either as owners, operators, managers, consultants, and/or through licensing or other commercial arrangements. The Corporation’s subsidiaries and affiliates are directly engaged, either as owners, operators, managers, consultants and/or through licensing or other commercial arrangements, in the manufacture, possession, use, sale or distribution of cannabis in the adult-use and/or medicinal cannabis marketplace in the States of Michigan or Oregon. The Corporation’s subsidiaries and affiliates are directly engaged, either as owners, operators, managers, consultants and/or through licensing or other commercial arrangements, in the manufacture, possession, use, sale or distribution of cannabis in the medicinal cannabis marketplace in the States of in Michigan and Oregon.

In accordance with Staff Notice 51-352, the Corporation will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation. Any non-compliance, citations or notices of violation which may have an impact on the Corporation’s licenses, business activities or operations will be promptly disclosed by the Corporation. See “Regulatory Framework – Compliance Summary”.

The following table is intended to assist readers in identifying those parts of this Prospectus that address the disclosure expectations outlined in Staff Notice 51-352 for issuers that currently have marijuana-related activities in U.S. States where such activity has been authorized within a state regulatory framework.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	Prospectus Cross Reference
All issuers with U.S. Marijuana-Related Activities

Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.

Corporate Structure; General Development of the Business; and United States Regulatory Framework; and Summary Description of the Business.
	Prominently state that marijuana is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	Cover page (disclosure in bold typeface); United States Regulatory Framework

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

Cover page (disclosure in bold typeface); United States Regulatory Framework

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

Risk Factors

Given the illegality of marijuana under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.

Risk Factors
	Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	The Corporation’s assets are almost entirely exposed to U.S. marijuana-related activities.
	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	A legal opinion (i) Michigan regarding the existence of Canopy Management and Golden Harvests, and the licenses held by Golden Harvests and (ii) Oregon; with respect to the existence of Grown Rogue Gardens, LLC and the licenses held by it. The Corporation has not received a legal opinion regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law. Legal advice has been obtained by the Corporation from external US counsel in the States of Oregon and Michigan regarding the matters referred to in (a) and (b) above.

U.S. Marijuana issuers with direct involvement in cultivation or distribution

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

United States Regulatory Framework

Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.

United States Regulatory Framework
U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	United States Regulatory Framework

Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.

United States Regulatory Framework
U.S. Marijuana Issuers with material ancillary involvement

Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

Not applicable.

U.S. Footprint of Grown Rogue’s Business

The following chart summarizes the U.S. States in which the Corporation has operates, directly or indirectly, in the cultivation or distribution of marijuana in the United States, as more specifically described below.

State	Entity with Licence	Nature of Industry Involvement(1)	Brief Description of Operations
Oregon	Grown Rogue Gardens, LLC	● Direct adult use cannabis cultivation, processing and wholesale distribution

●     Indoor and Outdoor cultivation and distribution at three cultivation facilities: “Manzanita Glen” (sun grown), “Trail’s End” (sun grown), and “Warehouse 1” (indoor)

●     US Corporate Headquarters (Medford, Oregon)

	Grown Rogue Distribution, LLC(2)	● Indirect adult use cultivation, processing and wholesale distribution	● Indoor cultivation and distribution at “Warehouse 2” (indoor)
Michigan	Golden Harvests, LLC(3)	● Indirect adult use and medical cannabis cultivation, distribution	● Indoor cultivation and distribution

Notes:

(1)	As defined in Staff Notice 51-352, direct industry involvement arises when an issuer, or a subsidiary that it controls, is directly engaged in the cultivation or distribution of marijuana in accordance with a U.S. state license. Indirect industry involvement arises when an issuer has a non-controlling investment in an entity who is directly involved in the U.S. marijuana industry.

(2)	Until the consummation of the HSCP Transaction, pursuant to which GR Distribution intends to acquire (subject to regulatory approval and other conditions) the operating assets of HSCP Oregon, LLC, GR Distribution a subsidiary of the Corporation has been managing the operations of HSCP Oregon, LLC, pursuant to the Management Agreement.

(3)	GR Unlimited holds the Canopy Purchase Option to acquire the 87% Canopy Management Equity Interest in Canopy Management, and Canopy Management in turn holds the Golden Harvests Purchase Option to acquire the 60% Golden Harvests Equity Interest. Until these options are exercised, GR Michigan, a subsidiary of the Corporation, has been managing the operations. See “Summary Description of the Business - Canopy Purchase Option”.

License Holder	License Type	License Number
Grown Rogue Gardens, LLC	Marijuana Producer License - Outdoor Tier II	1006166A33A
	Marijuana Producer License - Outdoor Tier II	10063940AA8
	Marijuana Processor License, endorsed for Concentrates	1009512285E
	Marijuana Producer License - Indoor Tier II	1006168AB1B
	Marijuana Wholesaler License	1006219C093
Golden Harvests, LLC	Medical Marijuana Facility License (Grower License C)	GR-C-000025
	Medical Marihuana Facility Operating License (MM Grower Class C Operating Lic)	GR-C-000426
	Adult Use Facility License (AU Grower Class C Operating Lic)	AU-G-C-000226
	Adult Use Facility License (AU Grower Class C Operating Lic)	AU-GA-C-000309

United States Federal Overview

The United States federal government regulates drugs through the CSA which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I controlled substance. The U.S. Department of Justice (the “DOJ”) defines Schedule I drugs, substances or chemicals as “drugs with no currently accepted medical use and a high potential for abuse.” The FDA has not approved cannabis as a safe and effective drug for any condition.

State laws that permit and regulate the production, distribution and use of cannabis for adult-use or medical purposes are in direct conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the CSA. Although the Corporation’s activities are believed to be compliant with applicable United States state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve the Corporation of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against the Corporation.

As of the date of this Prospectus, 35 U.S. states, and the District of Columbia and the territories of Guam, Puerto Rico, the U.S. Virgin Islands, and the Northern Mariana Islands have legalized the cultivation and sale of full strength cannabis for medical purposes. In 11 U.S. states, the sale and possession of cannabis is legal for both medical and adult-use, and the District of Columbia has legalized adult-use but not commercial sale. Thirteen states have also enacted low-tetrahydrocannabinol (“THC”)/ high-cannabidiol (“CBD”) only laws for medical cannabis patients. All considered, approximately 95% of Americans now live in states where some form of medical cannabis is legal.

The prior U.S. administration attempted to address the inconsistencies between federal and state regulation of cannabis in a memorandum which then-Deputy Attorney General James Cole sent to all United States Attorneys in August 2013 (the “Cole Memorandum”) outlining certain priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The DOJ did not provide (and has not provided since) specific guidelines for what regulatory and enforcement systems would be deemed sufficient under the Cole Memorandum. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only the most significant threats related to cannabis.

On January 4, 2018, U.S. Attorney General Jeff Sessions formally issued a new memorandum (the “Sessions Memorandum”), which rescinded the Cole Memorandum. The Sessions Memorandum stated, in part, that current law reflects “Congress’ determination that cannabis is a dangerous drug and cannabis activity is a serious crime”, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress by following well-established principles when pursuing prosecutions related to cannabis activities. There can be no assurance that the federal government will not enforce federal laws relating to cannabis in the future. As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of State-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active U.S. federal prosecutors will be in relation to such activities.

The Corporation believes it is too soon to determine what prosecutorial effects will be created by the rescission of the Cole Memorandum. The sheer size of the cannabis industry, in addition to participation by state and local governments and investors, suggests that a large-scale enforcement operation would more than likely create unwanted political backlash for the DOJ and the Trump administration. It is also possible that the revocation of the Cole Memorandum could motivate Congress to reconcile federal and state laws. Regardless, cannabis remains a Schedule I controlled substance at the federal level, and neither the Cole Memorandum nor its rescission has altered that fact. The federal government of the United States has always reserved the right to enforce federal law in regard to the sale and disbursement of medical or adult-use cannabis, even if state law sanctioned such sale and disbursement. The Corporation believes, from a purely legal perspective, that the criminal risk today remains identical to the risk on January 3, 2018. It remains unclear whether the risk of enforcement has been altered. Additionally, under United States federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of cannabis or any other Schedule I controlled substance. Canadian banks are likewise hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions, particularly those that are federally chartered in the United States, could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. While Congress is considering legislation that may address these issues, there can be no assurance that such legislation passes.

Despite these laws, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) issued a memorandum on February 14, 2014 (the “FinCEN Memorandum”) outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. The FinCEN Memorandum echoed the enforcement priorities of the Cole Memorandum and states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Under these guidelines, financial institutions must submit a Suspicious Activity Report (“SAR”) in connection with all cannabis-related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These cannabis-related SARs are divided into three categories – cannabis limited, cannabis priority, and cannabis terminated – based on the financial institution’s belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. On the same day that the FinCEN Memorandum was published, the DOJ issued a memorandum (the “2014 Cole Memorandum”) directing prosecutors to apply the enforcement priorities of the Cole Memorandum in determining whether to charge individuals or institutions with crimes related to financial transactions involving the proceeds of cannabis-related conduct. The 2014 Cole Memorandum has been rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes against state-compliant actors was not a DOJ priority.

However, former Attorney General Sessions’ revocation of the Cole Memorandum and the 2014 Cole Memorandum has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memorandum and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum is a standalone document which explicitly lists the eight enforcement priorities originally cited in the Cole Memorandum. As such, the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance. However, in the United States, it is difficult for cannabis-based businesses to open and maintain a bank account with any bank or other financial institution.

Although the Cole Memorandum has been rescinded, one legislative safeguard for the medical cannabis industry remains in place: Congress adopted a so-called “rider” provision to the fiscal years 2015, 2016, 2017 and 2018 Consolidated Appropriations Acts (formerly referred to as the “Rohrabacher-Blumenauer Amendment” and now known as the “Blumenauer-Farr Amendment”) to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The Blumenauer-Farr Amendment was included in the fiscal year 2018 budget passed on March 23, 2018 and the consolidated appropriations bill signed into legislation in February 2019. The Blumenauer- Farr Amendment was also included in the consolidated appropriations bill signed into legislation by President Trump on December 20, 2019 and remained in effect until September 30, 2020. On October 1, 2020, the Amendment was renewed through the signing of a stopgap spending bill, effective through December 11, 2020. On December 11, 2020, the Blumenauer-Farr Amendment expired, but was included in the 2021 Appropriations Act, HR 133, which then- President Trump signed into law on December 27, 2020. Accordingly, the Blumenauer-Farr Amendment protections are part of the 2021 Appropriations Act through the end of September 2021, barring any additional Congressional action.

In signing the Blumenauer-Farr Amendment, President Trump issued a signing statement noting that the Blumenauer- Farr Amendment “provides that the Department of Justice may not use any funds to prevent implementation of medical marijuana laws by various States and territories,” and further stating “I will treat this provision consistent with the President’s constitutional responsibility to faithfully execute the laws of the United States”. While the signing statement can fairly be read to mean that the executive branch intends to enforce the CSA and other federal laws prohibiting the sale and possession of medical marijuana, the president did issue a similar signing statement in 2017 and in 2019, and no major federal enforcement actions followed. At such time, it may or may not be included in the omnibus appropriations package or a continuing budget resolution once the current continuing resolution expires.

Despite the legal, regulatory, and political obstacles the cannabis industry currently faces, the industry has continued to grow. It was anticipated that the federal government would eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.

Given current political trends, however, these developments are considered unlikely in the near-term. As an industry best practice, despite the recent rescission of the Cole Memorandum, the Corporation takes steps to ensure that each of its licensed subsidiaries and Golden Harvests and the Seller (each a “Managed Operator”) abide by the following to ensure compliance with the guidance provided by the Cole Memorandum:

●	ensure that operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;

●	ensure that cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

●	implement policies and procedures to ensure that cannabis products are not distributed to minors;

●	implement policies and procedures in place to ensure that funds are not distributed to criminal enterprises, gangs or cartels;

●	implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or cross any state lines in general;

●	ensure that state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, and is not engaged in any other illegal activity, or any activities that are contrary to any applicable anti-money laundering statutes; and

●	ensure that products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Corporation may conduct background checks to ensure that the principals and management of its operating subsidiaries and the Managed Operators are of good character, and have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Corporation will also conduct ongoing reviews of the activities of the Managed Operators’ cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Risk Factors”.

The Cole Memorandum and the Blumenauer-Farr Amendment gave medical cannabis operators and investors in states with legal regimes greater certainty regarding federal enforcement as to establish cannabis businesses in those states. While the Sessions Memorandum has introduced some uncertainty regarding federal enforcement, the cannabis industry continues to experience growth in legal medical and adult-use markets across the U.S. U.S. Attorney General Jeff Sessions resigned on November 7, 2018. On February 14, 2019, William Barr was confirmed as U.S. Attorney General. Following the resignation of Mr. Barr on December 14, 2020, Jeffery Rosen was appointed as Attorney General. On January 14, 2021, President Joseph Biden appointed Merrick Garland to succeed Mr. Rosen as the U.S. Attorney General. It is unclear what further impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis.

Adding to the uncertainty, on December 20, 2019, President Donald Trump signed H.R. 1158, the “Consolidated Appropriations Act, 2020,” which states in relevant part that “None of the funds made available under this Act to the Department of Justice may be used, with respect to any of the States of Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming, or with respect to the District of Columbia, the Commonwealth of the Northern Mariana Islands, the United States Virgin Islands, Guam, or Puerto Rico, to prevent any of them from implementing their own laws that authorize the use, distribution, possession, or cultivation of medical marijuana.” See, Division B, Section 531.

President Biden’s presidential campaign position on cannabis falls short of full legalization. According to the Biden campaign website: “A Biden Administration will support the legalization of cannabis for medical purposes and reschedule cannabis as a CSA schedule II drug so researchers can study its positive and negative impacts. This will include allowing the VA (the United States Department of Veteran Affairs) to research the use of medical cannabis to treat veteran-specific health needs.” He has pledged to “decriminalize” cannabis, which may be reasonably interpreted to mean that the U.S. Attorney General under his administration will order U.S. Attorneys not to enforce federal cannabis prohibition against state law compliant entities and others legally transacting business with them. Indeed, the Biden-Sanders Unity Platform, which was released at the time President Biden won the Democratic Party nomination for President, affirmed that his administration would seek to “[d]ecriminalize marijuana use and legalize marijuana for medical purposes at the federal level;” “allow states to make their own decisions about legalizing recreational use;” and “automatically expunge all past marijuana convictions for use and possession.”

While President Biden’s promise to decriminalize likely would mean that the federal government would not criminally enforce the schedule II status against state legal entities, the implications are not entirely clear. Although the U.S. Attorney General could order federal prosecutors not to interfere with cannabis businesses operating in compliance with states’ laws, the President alone cannot legalize medical cannabis, and as states have demonstrated, legalizing medical cannabis can take many different forms. While rescheduling cannabis to CSA schedule II would ease certain research restrictions, it would not make the state medical or adult-use programs federally legal. Additionally, President Biden has not appointed any known proponents of cannabis legalization to the Office of National Drug Control Policy transition team. Furthermore, while industry observers are hopeful that changes in Congress, along with a Biden presidency, will increase the chances of banking reform, such as the SAFE Banking Act, we cannot provide assurances that a bill legalizing cannabis would be approved by Congress.

State-Level Overview

The Corporation holds licenses through its subsidiary, Grown Rogue Gardens, which is directly engaged in the cultivation or distribution of marijuana in Oregon. Neither the Corporation nor its subsidiaries own or hold any cannabis licenses for its indirect industry involvement, but through various agreements with the Managed Operators, are directly involved in the U.S. marijuana industry. While the Corporation believes that its affiliated cannabis license-holder and the Managed Operators are in compliance with the rules, regulations and license requirements governing each state in which they operate, there are significant risks associated with their business. Further, the rules and regulations as outlined below are not a full complement of all the rules that the affiliated cannabis license-holders are required to follow in each applicable state.

Although each state has its own laws and regulations regarding the operation of cannabis businesses, certain of the laws and regulations are consistent across jurisdictions. As a general matter, to operate legally under state law, cannabis operators must obtain a license from the state and in certain states must also obtain local approval. In those states where local approval is required, local authorization is a prerequisite to obtaining state licenses, and local governments are permitted to prohibit or otherwise regulate the types and number of cannabis businesses allowed in their locality. The license application process and license renewal process is unique to each state. However, each state’s application process requires a comprehensive criminal history, regulatory history, financial and personal disclosures, coupled with stringent monitoring and continuous reporting requirements designed to ensure only good actors are granted licenses and that licensees continue to operate in compliance with the state regulatory program.

License applicants for each state must submit standard operating procedures describing how the operator will, among other requirements, secure the facility, manage inventory, comply with the state’s seed-to-sale tracking requirements, dispense cannabis, and handle waste, as applicable to the license sought. Once the standard operating procedures are determined compliant and approved by the applicable state regulatory agency, the licensee is required to abide by the processes described and seek regulatory agency approval before any changes to such procedures may be made. Licensees are additionally required to train their employees on compliant operations and are only permitted to transact with other legal and licensed businesses.

As a condition of each state’s licensure, operators must consent to inspections of the commercial cannabis facility as well as the facility’s books and records to monitor and enforce compliance with state law. Many localities have also enacted similar standards for inspections and have already commenced both site-visits and compliance inspections for operators who have received state temporary or annual licensure.

Compliance Summary

The Corporation monitors the applicable rules and regulations of the State of Oregon, where it has a licensed subsidiary and indirect involvement in the marijuana industry through the Asset Purchase Agreement and the Management Agreement. In addition, the Corporation monitors the applicable rules and regulations of the State of Michigan, where it has indirect involvement in the marijuana industry through the Canopy Purchase Option. The Corporation maintains a database and tracks each license or permit held by its licensed subsidiary or the Managed Operators, showing the renewal date, inspection schedules, and the results of any regulatory inspection reports. The Corporation will also monitor any action taken by its licensed subsidiary or the Managed Operators in response to a change of governing regulations or suggestions from regulators.

The Corporation has employed an experienced team of professionals knowledgeable in regulatory and corporate compliance to oversee its activities. The Corporation has obtained legal advice from U.S. legal counsel regarding: (a) compliance with applicable state regulatory frameworks; and (b) potential exposure and implications arising from U.S. federal law, but does not have a formal legal opinion on such matters. The Corporation’s management continually monitors and reviews correspondence and changes to, and updates of, rules or regulatory policies impacting the operation of the businesses carried on by its affiliated license-holder and the Seller in Oregon and Golden Harvests in Michigan and seeks related legal advice from its counsel in these jurisdictions to facilitate compliance with relevant laws and regulations.

The Corporation is in compliance with the laws of the States of Oregon and Michigan and their related cannabis licensing frameworks. There are no current incidences of non-compliance, citations or notices of violation which are outstanding or may have an impact on the Corporation’s licenses, business activities or operations in these States. The Corporation is not aware of any incidence of non-compliance, citations or notices of violation received by the licensed Managed Operators that are operated by the Corporation pursuant to the applicable management services agreement or the failure of the Managed Operators to comply with applicable licensing requirements and the regulatory framework enacted by the States of Oregon and Michigan, as applicable. Notwithstanding the foregoing, like most businesses, the Corporation may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the States of Oregon and Michigan, and such non-compliance may have an impact on the Corporation’s licenses, business activities or operations in such applicable states. However, the Corporation takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Corporation’s licenses, business activities or operations in the States of Oregon and Michigan.

The Regulatory Landscape in Michigan and Oregon

Michigan

Michigan Regulatory Overview

Michigan’s medical marijuana market is considered one of the largest in the United States. While the exact figure is in constant flux, there are roughly 245,000 (as of August 2020) medical marijuana patients registered under the Michigan Medical Marihuana Act, MCL 333.26421 et seq. (the “MMMA”), which became effective on December 04, 2008. On September 21, 2016, Governor Snyder signed a package of bills (2016 PA 281-283) that significantly expanded and commercialized the State of Michigan’s medical marijuana industry. The centerpiece of this new legislation, the Medical Marihuana Facilities Licensing Act, allows for medical marijuana facilities to be licensed in the State of Michigan pursuant to a system overseen by what is presently referred to as the Michigan Marijuana Regulatory Agency, which is a division of the Michigan’s Department of Licensing and Regulatory Affairs (the “Regulator”).

The Medical Marihuana Facilities Licensing Act (the MMFLA) became effective on December 20, 2016, and required the Regulator to begin accepting licenses for such facilities by no later than December 15, 2017. In order to meet that deadline, the Regulator employed an emergency rule making procedure, meaning the regulations so crafted were not prepared in accordance with the “complete” process of the Administrative Procedures Act of 1969. That formal rule making procedure was completed roughly a year later, with the resultant permanent rules being published on November 27, 2018 (together with all former versions, the “Rules”). The Rules expound upon the provisions of the MMFLA and set forth a regulatory structure with rigorous licensing requirements for the following five types of medical marijuana facilities (each a “Facility” and collectively, “Facilities”):

1.	Growers, meaning licensees that cultivate, dry, trim, or cure and package marijuana for sale to a processor or provisioning center in quantities of 500 – “Class A,” 1,000 – “Class B,” or 1,500 – “Class C” at a time;

2.	Processors, meaning licensees that purchase marijuana from a grower and extract resin from the marijuana or create a marijuana-infused product for sale and transfer in packaged form to a provisioning center;

3.	Provisioning centers, meaning licensees that purchase marijuana from a grower or processor and sell, supply, or provide marijuana to patients, directly or through the patient’s caregiver;

4.	Secure transporters, meaning licensees that store marijuana and transport marijuana between Facilities for a fee; and

5.	Safety compliance facilities, meaning licensees that receive marijuana from a marijuana facility or primary caregiver and test it for contaminants and other substances.

The MMFLA allows municipalities to pick and choose the types and quantity of Facilities allowed within their jurisdictions, if any. A municipality that wishes to allow Facilities must enact an ordinance explicitly authorizing them. To compensate the immediate cost imposed upon municipalities who “opt in,” the MMFLA authorizes them to charge an annual fee of up to US$5,000 per license. The Rules also confirm that there is no deadline to opt in, meaning that communities who have been silent on the subject, as well as those that have expressly “opted out,” have not waived their ability to opt in at any point in the future.

The MRTMA modified these limits for certain “excess marihuana growers”. “Excess marihuana grower” means a license issued to a person holding 5 Class C marihuana grower licenses and licensed to cultivate marihuana and sell or otherwise transfer marihuana to marihuana establishments. An excess marihuana grower license shall only be issued to a person who holds 5 Class C marihuana grower licenses under the MRTMA, and at least 2 Class C grower licenses under the MMFLA. The number of MMFLA Class C grower licenses held determines the number of excess marijuana plants allowed by the Regulator. Based on the medical marijuana plant count, a licensee may grow in increments of 2,000 plants under the excess marijuana grower license, up to what is allowed under the MMFLA. The Regulator set the total marihuana plant count for an excess marihuana grower license as follows: (a) Class A – 100 marihuana plants; (b) Class B – 500 marihuana plants; and (c) Class C – 2,000 marihuana plants.

To date, more than 100 municipalities have agreed to allow Facilities within their borders. Some have allowed an unlimited number of all Facilities. Others have imposed caps on each category of Facility, and in many cases have chosen not to allow a certain category altogether (e.g., 5 Class C Grows, 5 Class B Grows, 5 Class A Grows, 2 Processors, 1 Transporter, 1 Testing Facility and No Provisioning Centers). Those municipalities have employed an array of different zoning and code ordinance approaches to manage the location of allowed Facilities, as well as the selection process for local approval in cases where licenses are limited. On that point, even in municipalities with purportedly unlimited licenses, strict setback restrictions and a resultant absence of available real estate make finding suitable “green zone” location for Facilities a highly competitive and expensive process.

The MMFLA provided certain incentives for municipalities who allow Facilities within their jurisdiction. In particular, the State of Michigan currently charges a 6% sales tax on adult-use marijuana along with a 10% excise tax. The 10% excise tax on sales of adult-use marihuana under the Michigan Regulation and Taxation of Marihuana Act (discussed below) is levied “in addition to all other taxes.” (MCL 333.27963(1))1. Marijuana constitutes “tangible personal property” under Michigan’s General Sales Tax Act (MCL 205.51 et seq.). Accordingly, in addition to the 10% excise tax and absent a valid claim of exemption, retail sales of adult-use marijuana under the MRTMA are also subject to the state’s 6% sales tax, based upon the “sales price” of the property. Similarly, the use, storage, and consumption of adult-use marijuana in Michigan are subject to the Use Tax Act (MCL 205.91 et seq.). The “sales price” of marijuana subject to the 6 percent sales tax includes the 10% excise tax levied under the MRTMA.

Concurrent with the passage of the MMFLA, Public Act 282 of 2016 (“The Marijuana Tracking Act”) creates a statewide monitoring, tracking, inventory and verification system. At this time the State of Michigan has contracted to use Franwell’s “METRC” tracking system for this purpose. Each Facility licensee is required to provide information regarding each plant, product, package, batch, test, transfer, conversion, sale, recall or disposition of medical marijuana through this system. The intention being to track each and every single marijuana plant in the state from the time the seed is planted until the time the plant or its byproducts are used or destroyed. Doing so will help the Regulator guard against Facilities integrating with the black market, and provide the State of Michigan a metric by which to assess a provisioning center’s compliance with the aforementioned taxation requirements.

Licenses and Regulations

Operation of multiple license types under the MMFLA at the same location (commonly referred to as co-location) is allowed for grower, processor, and provisioning centers, subject to certain requirements, and a licensee may apply for and be granted multiple (“stacked”) Class C grow licenses — each authorizing the grower to grow up to 1,500 marihuana plants — in a single location, subject to certain conditions including the availability of same under the municipality’s opt in ordinance. In determining the type and number of licenses sought, a prospective MMFLA Facilities operator must consider the following capitalization requirements: Grower: Class A - US$150,000; Grower: Class B - US$300,000; Grower: Class C - US$500,000; Processor: US$300,000; Provisioning Center: US$300,000; Secure Transporter: US$200,000; Safety Compliance Facility: US$200,000. Whatever the combination of Facility licenses sought, the applicant must demonstrate that resultant capitalization requirement, at least 25% of which must be in liquid assets such as cash, marihuana inventory (in compliance with the administrative rules), certificates of deposit, 401(k), stocks, and bonds. The remaining value may be evidenced in additional liquid assets or non-liquid forms, for example equity in real property, supplies, equipment, and fixtures. All capitalization amounts and sources must be validated by certified public accountant-attested financial statements included with the Phase-I application.

1 The MMFLA imposed a 3 percent excise tax on the gross retail receipts of licensed medical marijuana “provisioning centers”. (MCL 333.27601). However, the Michigan Marihuana Facilities Licensing Act also provided that the 3 percent excise tax would be repealed by operation of law beginning 90 days after the effective date of a law “authorizing the recreational or nonmedical use of marihuana in this state.” (MCL 333.27601). The MRTMA authorizes the recreational or nonmedical use of marijuana in Michigan. Accordingly, the 3 percent excise tax on medical marijuana provisioning centers imposed by the Marihuana Facilities Act was repealed as of March 6, 2019, 90 days following the effective date of the MRTMA.

The Regulator utilizes a two-step application process for Facility licensing for both the MMFLA and the MRTMA: (i) Pre-Qualification (“Phase-I”) and (ii) License Qualification (“Phase-II”). This two-step process allows applicants to begin the Phase-I process before a location for their prospective Facility is established. Phase-I includes a full background check of the applicant and all supplemental applicants. As to the latter, all officers, directors and other persons in “control” of the applicant must submit a supplemental application and undergo the aforementioned background check, which is intended to evaluate the integrity, moral character, and reputation; personal and business probity; financial ability and experience; and responsibility or means of the applicant and all supplemental applications to own, operate and/or maintain a Facility. Until recently, that was also the case for anyone holding a financial interest of 1% or greater in a state-licensed Facility, whether directly or through a multi-level organization. But, on December 28, 2018, then-departing Governor Snyder signed 2018 PA 582 into law. That Act amended the MMFLA’s supplemental application requirement such that only persons owning a 10% or greater financial interest in the state- licensed Facility need to submit to the Phase-I background check (presuming they do not otherwise “control” the entity). Unfortunately, that favorable revision to the MMFLA’s definition of “applicant” was unintentionally written out of the MMFLA by the Hemp Act (defined below), thus forcing the Michigan Legislature to correct the issue by way of Senate Bill 203, which was enacted by the Michigan Legislator on April 16, 2019. Importantly, and irrespective of the modifications to the term “applicant” in the MMFLA, a person or entity receiving reasonable payment for rent on a fixed basis under a bona fide lease or rental obligation need not be included in the Phase-I application process unless the lessor or property owner exercises control over the business. Similarly, a fixed wage or salaried employee who receives a bonus of not more than 25% of his or her pre-bonus annual compensation under a written incentive/bonus program need not be included.

Disclosures required of the applicant and all supplemental applicants under Phase-I include, but are not limited to, (i) entity information documents, such as governing documents, a certificate of good standing, approval to conduct business in the state and a copy of organizational structure, (ii) capitalization documents, including a CPA Attestation, statement of money lender form and any promissory note or line of credit document, and (iii) a criminal background check. Regarding the latter, applicants and supplemental applicants are categorically barred from owning or exercising control over a licensed Facility if any of the following are true:

●	They have been convicted of or released from incarceration for a felony under the laws of Michigan, any other state, or the United States (federal law) within the past ten (10) years or have been convicted of a controlled substance-related felony within the past ten (10) years;

●	They have been convicted of a misdemeanor involving a controlled substance, theft, dishonesty, or fraud in any state within the past five (5) years; or

●	They have been found responsible for violating a local ordinance in any state involving a controlled substance, dishonesty, theft, or fraud that substantially corresponds to a misdemeanor in that state within the past five (5) years.

Aside from the above, in deciding whether or not to grant a given applicant Phase-I approval, the Regulator may also consider the applicant or supplemental applicant’s prior criminal history outside of those express disqualifiers noted above and regardless of whether the offense or offenses have been expunged, pardoned, or reversed on appeal or otherwise. Additionally, (i) the sources and extent of the applicant’s capitalization (including whether or not those funds were generated from prior illegal activity under the MMMA), (ii) bankruptcy filings within the past seven (7) years, (iii) the existence and extent of any tax deficiencies, (iv) issues in other regulated industries and (v) any litigation history concerning business practices will also be considered.

For those who pass the Phase-I screening process, Phase-II requires information specific to the physical location of the prospective Facility. Aside from confirming that the Facility or Facilities’ physical location complies with the applicable opt in ordinance, Phase-II applications additionally require business plans addressing the use of third-party technology, marketing strategies, inventory and record keeping procedures, and staffing and employee training, among other things. If the Phase-II application is granted, a Facility license will be issued for a 1-year period and will need to be renewed annually, subject to the regulatory assessment fee for that fiscal year. With the exception of Safety Compliance Facilities, successful applicants must pay a regulatory assessment for each license issued. Fees for Class A grow licenses regulatory assessments are capped at US$10,000. For all other Facility licenses, the present assessment ranges from US$24,000 to US$67,000.

Notably, the MRTMA, was passed by the voters of the State of Michigan on November 6, 2018. The MRTMA took effect on December 6, 2018 and, among other things, made Michigan the 10th state to legalize, regulate and tax marijuana for all adults twenty-one (21) years and older (MCL 333.27959(6)). Additionally, for the first twenty-four (24) months following implementation of that recreational system, only those applicants already holding a prior Facilities licenses under the MMFLA may apply for recreational licenses (Id). Additionally, a license under the MMFLA must first be obtained before applying to certain license types under the MRTMA, including Class A, B and C grower licenses, processor licenses and retailer licenses. On July 3, 2019, the Regulator released its first rendition of emergency rules implementing the MRTMA, which remained remain in place for six (6) months while the Regulator worked through the formal administrative process for the creation of the final administrative rules for the program. The Regulator began accepting applications for state licenses under the MRTMA on November 1, 2019. The most recent Rules governing licenses issued under both the MRTMA and MMFLA were filed with the Michigan Secretary of State, and became effective on June 22, 2020.

Also relevant to the Michigan cannabis regulatory landscape, on December 20, 2018, President Donald Trump signed the 2018 Federal Agriculture Improvement Act (the “Farm Bill”), thereby legalizing industrial hemp under U.S. federal law and appointing the United States Department of Agriculture (the “USDA”) as the federal agency with regulatory oversight. The Farm Bill provides a framework for the states to regulate industrial hemp provided there is a USDA approved “state plan” in place to monitor and regulate the production of the crop. In concert with that federal legislative development, on December 28, 2018, Michigan House Bills 6330, 6331 and 6380 (Public Acts 641, 642, and 648 of 2018) were signed into law. Those bills amend the Industrial Hemp Research Act to create the new Industrial Hemp Research and Development Act (the “Hemp Act”). Under the Hemp Act, the Michigan Department of Agriculture and Rural Development (the “MDARD”) is tasked with the regulation of Michigan’s hemp industry and pursuant to notice published on its website, MDARD is actively working on developing its state industrial hemp plan. MDARD is prohibited by federal law from issuing registrations or licenses thereunder until after the plan is submitted and approved by USDA. Under the Farm Bill, the USDA has sixty (60) days after submittal for review and approval.

To the knowledge of management of the Corporation, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the state of Michigan. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to the Regulatory Environment – Risks Related to the Cannabis Industry”.

Michigan License Renewals

Under both the MMFLA and MRTMA, operating licenses for marijuana businesses have a one (1) year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by the Regulator and (c) the licensee continues to meet the requirements to be a licensee under the applicable regulations. Each renewal application is reviewed by the Regulator, but there is no guarantee of a timely renewal. There is no ultimate expiry after which no renewals are permitted.

Michigan Medical Marijuana Patients

Under the MMFLA, products may be purchased in a retail setting from a provisioning center by registered qualified patients, or registered primary caregivers connected to a registered qualifying patient, under the MMMA (each, a “Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid, unexpired registry identification card issued by Michigan Licensing and Regulatory Affairs (a “Michigan Registry ID”). For a Michigan Qualified Purchaser to receive Products, provision centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the then-current daily and monthly (30-day rolling) purchasing limit for the holder of the Michigan Registry ID.

In order to receive a Michigan Registry ID under the MMMA, an applicant must provide: a completed application dated within one year of submission, a written certification from a physician with a bona-fide physician-patient relationship to the underlying patient, the application or renewal fee, contact information for the patient, caregiver (if applicable) and physician, as well as proof of Michigan residency.

For registered qualifying patients, the daily purchasing limit is 2.5 ounces, and for registered primary caregivers, the daily purchasing limit is 2.5 ounces per underlying registered qualifying patient that the registered primary caregiver is connected with through the registration process. Finally, the licensee shall verify in the statewide monitoring system that the sale or transfer does not exceed the monthly (30-day monthly) purchasing limit of ten (10) ounces of marijuana product per month to a qualifying patient, either directly or through the qualifying patient’s registered primary caregiver.

Allowable forms of medical marijuana includes smokable dried flower, dried flower for vaporizing and marijuana infused products, which are defined to include topical formulations, tinctures, beverages, edible substances or similar products containing usable marijuana that is intended for human consumption in a matter other than smoke inhalation.

Qualifying conditions for the medical marijuana program in Michigan are the following:

●	Cancer, glaucoma, positive status for human immunodeficiency virus, acquired immune deficiency syndrome, hepatitis C, amyotrophic lateral sclerosis, Crohn’s disease, agitation of Alzheimer’s disease, nail patella or the treatment of these conditions;

●	A chronic or debilitating disease or medical condition or its treatment that produces 1 or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures, including but not limited to those characteristic of epilepsy; or severe and persistent muscle spasms, including but not limited to those characteristic of multiple sclerosis;

●	Post-traumatic stress disorder; and/or

●	Any other medical condition or its treatment approved by the department under the Michigan cannabis regulations. In the state of Michigan, only cannabis that is grown and manufactured in the state can be sold in the state.

Reporting Requirements

Pursuant to the requirements of the Michigan Marijuana Regulatory Agency (“MRA”), Michigan selected Franwell’s METRC software (“METRC”) as the state’s third-party solution for integrated marijuana industry verification. Using METRC, regulators are able to track third party inventory, permissible sales and seed-to-sale information. Additionally, provisioning centers can use the METRC API to connect their own inventory management and/or point- of-sale systems to verify the identity as well as permissible sales for Michigan Qualified Purchasers.

To the knowledge of management of the Corporation, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the state of Michigan. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Certain Risks Related to the Cannabis Industry”.

The Corporation maintains compliance with Michigan state law and its related licensing framework. The Corporation works closely with its legal counsel, operating partners and regulatory officials to maintain compliance with applicable state and local regulatory requirements. The Corporation will continue to do so to develop and improve its internal compliance programs to ensure ongoing regulatory compliance. While the Corporation’s Michigan operations are compliant with state and local cannabis laws, its cannabis- related activities remain illegal under U.S. federal law. See “Risk Factors”.

Oregon

Oregon Regulatory Overview

Oregon has both medical and adult-use cannabis programs. In 1998, Oregon voters passed a limited noncommercial medical marijuana law that designated the Oregon Health Authority (the “OHA”) to regulate an Oregon Medical Marijuana Program (the “OMMP”). Under the OMMP, patients who, through a licensed physician, could demonstrate the existence of one or more qualifying conditions, could possess and grow marijuana. Under the OMMP, a patient could also designate a grower to grow marijuana for the patient and/or designate a caregiver to possess and deliver medical marijuana to the patient. In 2013, the legislature passed, and the governor signed, House Bill 3460 that modified the OMMP to create a regulatory structure for existing unlicensed medical marijuana dispensaries. However, the original regulations created by the OHA after the passage of House Bill 3460 were minimal and left medical marijuana growers and dispensaries in a largely underregulated system. Additionally, the OHA did not provide for the inclusion of medical marijuana processors in the OMMP system.

In November 2014, Oregon voters passed Measure 91, eventually known as the “Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act,” which created an adult-use regulatory system for individuals 21 years of age or older to purchase cannabis for personal use from licensed cannabis businesses (the “Adult-Use Cannabis Program”). In June 2015, Oregon Governor Kate Brown signed House Bill 3400 into law, which modified Measure 91 and improved the existing regulatory structure for medical cannabis businesses, in part by creating a registration process for medical growers and processors. The OHA registers and regulates OMMP participants while the OLCC licenses and regulates the Adult-Use Cannabis Program. Since the implementation of Measure 91, however, the number of medical cannabis businesses has precipitously decreased. As of January 2020 (the most recent month for which OHA published numbers), there were three (3) registered medical marijuana dispensaries, zero (0) medical marijuana processing sites, and 8,812 medical grow sites. Under the Adult-Use Cannabis Program, the OLCC issues six (6) distinct license types: producer (cultivation), processor (manufacture), wholesaler, retailer (dispensary), laboratory (testing), and research.

The laws and rules that govern the Adult-Use Cannabis Program do not impose a limit on the number of licenses an entity can hold, though a single entity may not own more than one licensed producer on the same tax lot. Local governments may regulate cannabis businesses through reasonable time, place, and manner restrictions – or, under certain conditions, wholly prohibit the establishment of medical dispensaries or processing sites or any adult-use cannabis business within their borders. There are currently no residency requirements for medical registrations or adult-use licenses in Oregon.

Until recently, Oregon did not limit the number of adult-use licenses. That changed with the passage of SB 218 in 2019. SB 218 immediately prohibited the issuance of producer licenses for new applications submitted after June 15, 2018. SB 218 sunsets on January 2, 2022. Also, in late May 2018, the OLCC announced a moratorium on the processing of new applications for all license types submitted after June 15, 2018 – purportedly until the OLCC fully processes the backlog of applications submitted up to and including on June 15, 2018 – although it continues to accept new applications (except for producers pursuant to SB 218). The OLCC has not stated how long it expects this moratorium to continue. License renewals, changes of license ownerships, and changes in financial interests in licenses remain unaffected by SB 218 or the moratorium.

In response to the emerging health crisis tied to nicotine and cannabis vaping products, the OHA issued a public health advisory warning all Oregonians not to use vaping products or e-cigarettes. On October 4, 2019, Governor Brown issued an executive order directing the OHA and OLCC to immediately ban flavoured vaping products (i.e. vaping products containing flavours not derived from cannabis terpenes for 180 days). Effective October 15, 2019, the OHA and OLCC prohibited the manufacture and sale of flavored cannabis derived vaping products in Oregon for 180 days. According to that prohibition, licensed retailers could not sell, offer for sale, or transfer any cannabinoid vaping product containing a flavor other than from cannabis derived terpenes. Furthermore, licensed processors could not manufacture such products. However, on November 14, 2019, the Oregon Court of Appeals placed a temporary hold on Governor Brown’s ban. In response, the OLCC affirmed its existing authority to ban “adulterants” from inclusion in marijuana products and determined that Vitamin E acetate – a suspected cause of the health crisis – was such a banned adulterant.

Licenses and Regulations

In Oregon, the OHA registers and regulates medical cannabis businesses through the OMMP and the OLCC licenses and regulates adult-use cannabis businesses. There are six distinct license types available for adult-use businesses: producer (cultivation), processor (manufacturing), wholesaler, retailer (dispensary), laboratory (testing), and research. For medical cannabis businesses, there are three registration types available: grower, processor, and dispensary. OLCC retailers may also sell cannabis or cannabinoid products (including “medical grade” products) to OMMP patients tax-free and at a discount or for no cost. Oregon law permits, but does not require, vertical integration of all commercial license types.

Oregon law permits cannabis possession and home cultivation by adults at least 21 years old within certain limits. Public sales of cannabis and cannabis products may occur only through OLCC-licensed retailers or OHA-registered dispensaries. The OLCC may disqualify adult-use cannabis license applicants for various reasons, including, but not limited to, lack of good moral character, insufficient financial resources or responsibility, convictions of certain crimes, and using cannabis, alcohol, or drugs “to excess.”

Under its producer licenses, the Corporation may cultivate usable cannabis (dried leaves and flower), which the producer may transfer to any OLCC licensed processor, wholesaler, or retailer for further processing, packaging, or distribution. Producer licensees may apply for additional privileges such as propagation endorsements to grow additional immature canopy or medical canopy registration to dedicate additional canopy space for supply to OMMP patients free of charge.

Under its processor license, the Corporation may procure cannabis from OLCC licensed producers, industrial hemp from certain Oregon Department of Agriculture registered growers and handlers, or cannabinoid or hemp concentrates or extracts from other processors, for processing hemp and cannabis extracts and concentrates. The processor may then transfer finished products to any OLCC licensed processor (with the appropriate product endorsement(s)), wholesaler, retailer, non-profit dispensary, or research certificate holder. Presently, the Corporation’s processor license carries extract, concentrate, and hemp endorsements.

Under its wholesaler license, the Corporation may procure cannabis from any OLCC licensed producer, as well as cannabinoid extract, concentrate, or other product from any OLCC licensed processor or wholesaler. The Corporation may also obtain hemp and hemp items from OLCC-certified Oregon Department of Agriculture hemp growers or handlers. The wholesaler license includes authorization to package – including cartridge filling – and label products for retail sale. The wholesaler license also provides for distribution of products to any OLCC licensed retailer.

Regulatory Framework

Oregon Revised Statutes Chapter 475B provides the regulatory framework for both the adult-use and medical cannabis industries in Oregon. OHA medical cannabis regulations are in Oregon Administrative Rules (“OAR”) Chapter 333, Division 7 and 8, and OAR Chapter 333, Division 64 governs the accreditation of laboratories for testing medical and adult-use cannabis products. The OLCC regulates adult-use cannabis through OAR Chapter 845, Division 25.

Both the OLCC and OHA rules include licensing requirements and license denial and approval criteria.

Licensing Requirements

Among other things, OLCC license applicants and licensees must demonstrate that: (i) they are registered with the Oregon Secretary of State to do business in Oregon, (ii) they have an appropriate operating plan, (iii) they have the legal right to occupy the premises necessary to operate the licensed business, (iv) they track all cannabis and cannabinoid products and waste via the state mandated seed-to-sale tracking system, (v) they have sufficient start-up capital, (vi) all applicable owners have passed background screening, and (vii) the licensed premises is not prohibited for the use under local regulations.

Licensees must renew OLCC licenses annually. The OLCC may conduct announced and unannounced inspections of any licensed facilities to assess compliance with laws and rules. The OLCC may also inspect a licensed premises upon receiving a complaint alleging that the licensee violated one or more rules. The OLCC may also conduct an annual license renewal inspection prior to approval. Inspections may cover the entire physical premises, business records, personnel, equipment, security, and operational procedures.

The Corporation maintains compliance with Oregon state law and its related licensing framework. The Corporation works closely with its legal counsel, operating partners and regulatory officials to maintain compliance with applicable state and local regulatory requirements. The Corporation will continue to do so to develop and improve its internal compliance programs to ensure ongoing regulatory compliance.

While the Corporation’s Oregon operations are compliant with state and local cannabis laws, its cannabis- related activities remain illegal under U.S. federal law. See “Risk Factors”.

To the knowledge of management of the Corporation, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the state of Oregon. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Certain Risks Related to the Cannabis Industry”.

CONSOLIDATED CAPITALIZATION

Except as otherwise noted herein, there have been no material changes in the consolidated share capitalization or in the indebtedness of the Corporation since January 31, 2021, the date of the Corporation’s most recently filed financial statements.

Issuance of Securities for Services

On or around November 18, 2020, the Corporation issued a total of 240,908 Common Shares to certain directors and employees of the Corporation relating to amounts owed for services rendered. In addition, the Corporation issued 25,000 Common Shares to an existing member of Golden Harvests in connection with the extension of the next payment of cash and shares payable under the terms of the Original Golden Harvests Option Agreement (as defined in the AIF). The abovementioned Common Shares were issued at a price of $0.11 per share. See “Prior Sales”.

Investments in Subsidiaries

On or around December 8, 2020, the Corporation announced debt and equity investments in its indirectly held subsidiary, GR Distribution, combined with a further equity investment in February 2021, in the aggregate amount of US$850,000. The Corporation sold 11.875 units of this non-operating subsidiary at a price of US$40,000 per unit for total proceeds of US$475,000. The unit holders have the future right to convert their units in the subsidiary into Common Shares of the Corporation at the greater of $0.20 or the maximum permitted discount under the policies of the CSE at the time of conversion. GR Distribution issued unsecured promissory notes in the amount of US$375,000, which bear interest at a rate of 10% per annum, payable monthly and have a three-year maturity date. In addition, the subsidiary will make payments in months 39, 42, 45, and 48 that will double the principal investment (minus any interest paid).

Issuance of Promissory Note by GR Gardens

On December 2, 2020, GR Gardens issued an unsecured promissory note to a member of its operational management in the principal amount of US$150,000 in exchange for a loan of such amount. The note bears interest at a rate of 10% per annum, accruing monthly with a 12-month maturity. The Corporation has the right to extend up to 50% of the principal amount under the note for up to six months by paying a one-time cash extension fee of 10% of the amount extended.

Non-Brokered Offering of Common Shares and Units

On January 19, 2021, the Corporation completed the first or two tranches of a non-brokered private placement offering, pursuant to which it issued an aggregate of 2,031,784 Common Shares at a price of $0.125 per share for gross proceeds of $253,973. On February 5, 2021, the Corporation completed the second tranche of the offering, pursuant to which it issued an aggregate of 8,200,000 units of the Corporation at a price of $0.16 per unit for gross proceeds of $1,312,000. Each unit was comprised of one Common Share and one common share purchase warrant, each warrant entitling the holder to purchase one Common Share at an exercise price of $0.20 per share for a period of two years. The Corporation has the right to accelerate the expiry date of the warrants to be thirty (30) days following written notice to the holder if during the term the Common Shares close at, or above, $0.32 on each trading day for a period of ten (10) consecutive trading days. See “Prior Sales”.

Conversion of Outstanding Debt

On March 2, 2021 the Corporation issued 3,933,328 Common Shares at deemed price of $0.125 per Common Share on the conversion and settlement of an aggregate of $491,666 of outstanding debt owed by the Corporation.

The Offering

On March 5, 2021, the Corporation completed the Offering. After giving effect to the Offering, the number of (i) Special Warrants increased by 21,056,890, (ii) Broker Warrants increased by 1,127,758, and (iii) Advisory Warrants increased by 113,500.

Upon completion of the Offering and the exercise of the Special Warrants, an additional 23,162,579 Common Shares, 23,162,579 Warrants and 1,241,258 Compensation Options will be issued.

SUMMARY DESCRIPTION OF THE BUSINESS

The Corporation was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 under the name “Eagleford Energy Inc.” The Corporation filed articles of amendment effective August 25, 2014 and changed its name to “Eagleford Energy Corp.” The Corporation filed articles of amendment effective February 1, 2016 and changed its name from “Eagleford Energy Corp.” to “Intelligent Content Enterprises Inc.”, and consolidated its common shares on the basis of one new share for every ten old shares. The Corporation filed articles of amendment effective May 26, 2017 and changed its name from “Intelligent Content Enterprises Inc.” to “Novicius Corp.” and consolidated its common shares on the basis of one new share for every ten old shares. On November 1, 2018, in preparation for the reverse take-over of Novicius by Grown Rogue Unlimited, LLC and related transactions, the Corporation completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for one post-consolidated common share and changed its name to its current name, “Grown Rogue International Inc.”.

The Corporation, headquartered in Medford, Oregon, is a multi-state cannabis Corporation curating high quality and consistent flower that allows consumers to enhance life experiences. Grown Rogue is a mid-premium brand that classifies its products based on “Mind, Body & Mood” effects which resonates with consumers from the “canna-curious” through the “canna-serious”. The Corporation aims to educate, inspire and empower consumers with information about cannabis so they can “enhance experiences” by selecting the appropriate product for individual needs. The Corporation is focused on high quality, low-cost production of flower and flower-based products. Flower continues to be the leading product category in most every state as compared to other categories such as edible, vape cartridges, pre-rolls, or concentrates.

The Corporation, through its wholly owned subsidiary, Grown Rogue Gardens, LLC (“GR Gardens”), operates four cultivation facilities in Oregon comprising approximately 130,000 square feet of cultivation area, that currently service the Oregon recreational marijuana market: “Manzanita Glen” (sun grown), “Trail’s End” (sun grown), and two indoor facilities, “Warehouse 1” and “Warehouse 2”. GR Gardens currently holds three producer licenses in Oregon from the Oregon Liquor Control Commission (the “OLCC”), for its Oregon properties, one wholesaler license, and one processor license. GR Gardens is currently not operating the processor license.

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. “Manzanita Glen” and “Trails End” are both outdoor, sun grown farms, with 40,000 square feet of flowering canopy, for a total of 80,000 square feet, sitting on a combined land package of approximately 45 acres.

The Corporation’s Oregon business is head-quartered in the world-renowned Emerald Triangle, which is known world-wide for the quality of its cannabis. The Emerald Triangle includes the southern part of Oregon and northern part of California. The Corporation is able to capitalize on an outdoor growing environment where it can produce high-quality, low-cost cannabis flower. The two sun-grown farms produce one crop per year, which is planted in June and harvested in October.

GR Gardens operates Warehouse 1, consisting of an approximately 17,000 square feet of indoor growing facility, where it is able to produce high-quality indoor flower in a controlled atmosphere. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, GR Gardens is able to provide year-round supply of high-quality cannabis flower with multiple harvests per month. In addition, the Corporation, through its wholly owned subsidiary, Grown Rogue Distribution, LLC (“GR Distribution”), operates Warehouse 2, through a management services agreement, which is a short distance from Warehouse 1 and contributes an additional 30,000 square feet of indoor productive space to its operations. The Corporation has agreed to acquire Warehouse 2 in accordance with the terms of the Asset Purchase Agreement (as defined below) and intends to close this acquisition, upon the satisfaction of certain conditions to closing, including the receipt of all necessary regulatory approvals, at which time GR Distribution will become the beneficial owner of Warehouse 2 and its current Management Agreement (as defined below) for the facility will terminate. See “HSCP Transaction” below.

Pursuant to the terms of an option agreement (the “Canopy Purchase Option Agreement”) dated February 4, 2021, between the Corporation’s subsidiary, Grown Rogue Unlimited, LLC (“GR Unlimited”) and J. Obie Strickler, the President and Chief Executive Officer of the Corporation, GR Unlimited has an option (the “Canopy Purchase Option”) to acquire 87% of the outstanding membership interests (the “87% Canopy Management Equity Interest”) in Canopy Management, LLC (“Canopy Management”), subject to the terms of the Canopy Purchase Option Agreement. Canopy Management in turn holds an option (the “Golden Harvests Purchase Option”) to acquire a 60% equity interest (the “60% Golden Harvests Equity Interest”) in Golden Harvests, LLC (“Golden Harvests”), subject to the terms of an option agreement (the “Golden Harvests Purchase Option Agreement”) dated February 4, 2021 between David Pleitner and Allan Pleitner (collectively, the “Golden Harvests Optionors”) and Canopy Management. Golden Harvests has an approximately 80,000 square foot cultivation facility located in Bay City, Michigan, of which approximately 25,500 square feet is currently operational. See “Canopy Purchase Option” below. The Corporation is currently engaged in cannabis cultivation and production operations in Michigan pursuant to a master services agreement between GR Michigan, LLC (“GR Michigan”), which is an 87% owned subsidiary of the Corporation, and Golden Harvests, which is not currently a subsidiary of the Corporation.

Recent Developments

HSCP Transaction

Asset Purchase Agreement

On February 5, 2021 (the “Effective Date”), GR Distribution entered into an asset purchase agreement (the “Asset Purchase Agreement”) with HSCP Oregon, LLC, an Oregon limited liability company (the “Seller”), and High Street Capital Partners, LLC, a Delaware limited liability company (“HSCP” and together with Seller, the “Seller Parties”), in connection with an asset purchase and sale transaction (the “HSCP Transaction”). Pursuant to the Asset Purchase Agreement, the Seller agreed to sell to GR Distribution and GR Distribution agreed to purchase from the Seller, all of the assets (the “Purchased Assets”) used or held for use in connection with the following businesses (collectively, the “Business”): (a) recreational cannabis production operations and related business activities (the “Producer Business”) at 550 Airport Road, Medford, Oregon 97504 (the “Producer Premises”) pursuant to OLCC producer license number 020-1003642197C (the “Producer License”), OLCC wholesale license number 060-1013984A526 (the “Wholesale License”), and OLCC processor license number 030-1013975ABC8 (the “Processor License”), and (b) a retail recreational cannabis dispensary and related business activities (the “Retail Business”) at 8701 SE Powell Boulevard, Portland, Oregon 97266 (together with the Producer Premises, the “Premises”) pursuant to OLCC retailer license number 050- 10026747951.

The completion of the purchase and sale of the Purchased Assets (the “Closing”) has not yet occurred. Closing is subject to the satisfaction of certain conditions, as described below. Some of these conditions, in particular with respect to the License Transfers and the OLCC Approval discussed below, are not within the Corporation’s control. As a result, the Corporation cannot control or predict with certainty when and if these conditions will be satisfied at all. The Corporation plans to cause GR Distribution to pay for the remaining consideration for the Purchased Assets (as described below) at such time or times as the conditions to Closing have been satisfied or waived and when due, with respect to the purchase and sale of the Retail Business and the Producer Business, as the case may be. In addition, the Corporation plans to source the funds needed to pay such remaining consideration for (i) the Retail Business from the Corporation’s unallocated working capital, and (ii) the Producer Business, from cash generated from the operation of the Producer Business pursuant to the Management Agreement.

However, notwithstanding that the Closing has not yet occurred, under the terms of the Management Agreement described below, on the Effective Date, GR Distribution acquired operational control over the Producer Business and the right to transfer all cannabis product produced through the operation of the Producer Business at the Producer Premises to its own OLCC wholesaler licensed facility for sale and distribution for GR Distribution’s own account, in each case, for the Term (as defined below) of the Management Agreement. In addition, during the Term, GR Distribution is responsible for corresponding operating expenses of the Producer Business. As a result, the economic benefit and cost of operating the Producer Business was transferred to GR Distribution by the Seller as at and from the Effective Date, subject to any termination of the Management Agreement prior to Closing pursuant to its terms.

A summary of certain key terms and conditions of the Asset Purchase Agreement is as follows:

Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Purchased Assets is US$3,000,000 plus the assumption of certain liabilities of the Business, provided that, if prior to the Closing, the Asset Purchase Agreement is terminated with respect to the Retail Business or the Producer Business, then the Purchase Price shall be reduced by the amount of US$1,000,000 or US$2,000,000, respectively, as the case may be.

Payment of Purchase Price. The Purchase Price is payable as follows:

(a)	as to US$750,000 (the “Deposit”), upon the execution of the Asset Purchase Agreement (paid);

(b)	as to US$250,000, on Closing, which shall, together with the Deposit, constitute payment in full for the purchase of the Retail Business; and

(c)	as to the remaining US$2,000,000:

(i)	if the Closing occurs before the 12-month anniversary of the Effective Date, by the delivery to the Seller of non-interest bearing secured promissory note in the principal amount of US$2,000,000, with a such principal amount becoming due and payable on the date (the “Maturity Date”) that is the 18-month anniversary of the Effective Date;

(ii)	if the Closing occurs on or after the 12-month anniversary of the Effective Date, but before the 18-month anniversary of the Effective Date, by paying to the Seller US$750,000 on the Closing and by the delivery to the Seller of non-interest bearing secured promissory note in the principal amount of the remaining US$1,250,000, with a such principal amount becoming due and payable on the Maturity Date; and

(iii)	if the Closing occurs after the 18-month anniversary of the Effective Date, by paying US$2,000,000 on such Closing.

The amounts outstanding under any promissory note to be delivered on Closing will be secured by the Purchased Assets related to the Producer Business and any proceeds from the disposition thereof.

Regulatory Matters.

(a)	License Transfers: As of the Effective Date, each of the Processor License and the Wholesale License is held by Gesundheit Foods, LLC, an indirect subsidiary of HSPC, for the facility located at the Producer Premises, and Gesundheit Foods, LLC has applied to transfer each of the Processor License and the Wholesaler License to Seller at the Producer Premises (together, the “License Transfers”). If the OLCC denies Seller’s pending transfer of location for either of the Processor License or Wholesaler License, or both, then the parties will cooperate with each other, and take all steps reasonably necessary, to secure an alternative location or approval process that results in the transfer of the Processor License and/or Wholesaler License (as applicable).

(b)	OLCC Approval: Applicable Oregon Law prohibits GR Distribution from owning the Business until it has itself been approved by the OLCC as a cannabis producer, processor, wholesaler, and retailer at the applicable Premises and the OLCC has approved the change in ownership of the Purchased Assets from Seller to GR Distribution (collectively, the “OLCC Approval”).

Closing Conditions. The obligations of the parties to complete the purchase and sale of the Purchased Assets is subject to certain typical mutual conditions, including there being no action by a governmental authority to prevent the transaction; the truth of the representations of warranties of the other parties at Closing; the performance of covenants; obtaining necessary approvals; and the delivery of typical closing items. In addition, the obligation of GR Distribution to effect the Closing is subject to the satisfaction or waiver of the following conditions at or prior to Closing:

(a)	the License Transfers shall have occurred or, alternatively, the parties shall have mutually agreed in writing to an alternative location or approval process that results in the transfer of the Processor License and/or Wholesaler License (as applicable); and

(b)	GR Distribution shall have received the OLCC Approval.

Closing. The Closing shall take place on the date or dates mutually selected by the parties following the date or dates on which the OLCC Approval is issued and all of the other conditions to the Closing in the Asset Purchase Agreement have been satisfied or waived. If the OLCC Approval with respect to the Retail Business and the Producer Business is issued by the OLCC on different dates, the parties may elect to consummate the closing of the purchase and sale of the Purchased Assets associated with the Retail Business and the Producer Business on different dates.

See “Risk Factors – HSCP Transaction” below.

Management Agreement

As a result of the required OLCC Approval, the Seller will continue to own the Business until Closing has occurred. However, on the Effective Date, GR Distribution and the Seller entered into a management services agreement (the “Management Agreement”), with respect to the Producer Business at the Producer Premises, whereby GR Distribution agreed, on behalf of Seller, to provide services to, and have operational control over, the Producer Business, on the terms and subject to the conditions set forth in the Management Agreement. A summary of certain key terms and conditions of the Management Agreement is as follows:

Term of Management. The term (the “Term”) of the Management Agreement began on the Effective Date and terminates on the earlier of (a) the Closing and (b) immediately following either written notice from (i) the Seller to GR Distribution of a material breach of the terms of the Management Agreement, including any material violation of OLCC rules and regulations relating to the operation of the Producer Business under the OLCC Licenses at the Producer Premises that is not cured within 30 days after the Seller delivers written notice of such breach or violation to GR Distribution; or (ii) GR Distribution to the Seller at any time after the Purchase Agreement is terminated.

Nature of Management Service. During the Term, GR Distribution agreed to act as the exclusive manager for, and the exclusive operator of, the Producer Business on the Producer Premises. In this connection, GR Distribution agreed to supervise, care for, and maintain the Producer Premises and provide all services, labour, materials, and equipment necessary to operate the Producer Business on the Producer Premises. During the Term, the Seller agreed not to sublease the Producer Premises or contract with any other person or entity to manage or operate the Producer Business, and to continue to process the change of location applications related to the Processor License and the Wholesale License at its cost.

Payment of Expenses. GR Distribution is responsible for all of the operating expenses of the Producer Business that it incurs during the Term and certain other specific expenses related to the Purchased Business set out in the Management Agreement. If the Seller incurs or becomes obligated to pay any other expenses with respect to the Producer Business, all such other expenses will be the sole responsibility of the Seller.

Manager Compensation. As compensation for its services, GR Distribution is entitled to transfer all cannabis product produced through the operation of the Producer Business at the Producer Premises to its own OLCC wholesaler licensed facility for sale and distribution for GR Distribution’s own account.

The Corporation expects that expenses paid by GR Distribution under the Management Agreement will be accounted for as operating expenses and production from the operation of the Producer Business will be accounted for as inventory as produced. Further, the Corporation expects to recognize revenue and costs of goods sold in accordance with its revenue recognition policy and International Financial Reporting Standards.

Canopy Purchase Option

Background

On February 6, 2020, GR Michigan entered into an option to purchase controlling interest agreement (the “Original Golden Harvests Option Agreement”) with the Golden Harvests Optionors, pursuant to which the Golden Harvests Optionors granted to GR Michigan the option (the “Original Golden Harvests Option”) to acquire the 60% Golden Harvests Equity Interest. GR Michigan also entered into an exclusive management services agreement with Golden Harvests on such date to provide consulting services to it for a variety of business functions primarily focused on cultivation, sales, branding and marketing, and compliance.

Restructuring of the Original Golden Harvests Option

Subsequently, the transaction as initially contemplated by the Original Golden Harvests Option Agreement was restructured by the Corporation and the parties thereto for the purpose of expediting the process to obtain the regulatory approvals necessary for the Corporation to secure effective control of the 60% Golden Harvests Equity Interest and reduce the completion risks of the transaction provided for under the Original Golden Harvests Option Agreement.

To this end, on February 4, 2021 (the “Original Golden Harvests Option Termination Date”), the parties to the Original Golden Harvests Option Agreement entered into an agreement (the “Termination Agreement”) terminating such agreement. On the same date, the Golden Harvests Optionors and Canopy Management entered into the Golden Harvests Option Agreement, pursuant to which the Golden Harvests Optionors granted to Canopy Management the Golden Harvests Purchase Option to acquire the 60% Golden Harvests Equity Interest. Also, on February 4, 2021, Obie Strickler and GR Unlimited entered into the Canopy Purchase Option Agreement, pursuant to which Mr. Strickler granted to GR Unlimited the Canopy Purchase Option to acquire the 87% Canopy Management Equity Interest. The Corporation’s aim of the restructured transaction was for it to provide substantially the same economic terms to the Corporation as contained in the Original Golden Harvests Option Agreement, while allowing the Corporation to secure greater control over the 60% Golden Harvests Equity Interest during the period prior to obtaining the necessary regulatory approvals for the Corporation to indirectly control such interest.

In consideration for the Canopy Purchase Option, upon any exercise of the Canopy Purchase Option pursuant to the terms of the Canopy Purchase Option Agreement, GR Unlimited agreed to pay to Mr. Strickler all amounts payable by Canopy Management to the Golden Harvests Optionors to exercise the Golden Harvests Option and acquire the 60% Golden Harvests Equity Interest, when and as such amounts are due and payable under the Golden Harvests Purchase Option Agreement. Mr. Strickler has in turn agreed that any such amounts paid to him by GR Unlimited will be paid to the Golden Harvests Optionors to satisfy the consideration for the exercise by Canopy Management of the Golden Harvests Purchase Option.

Option Consideration Paid

Under the Termination Agreement, GR Michigan and the Golden Harvests Optionors agreed that the Golden Harvest Optionors have received all payments and issuances of Common Shares due and owing to them under the Original Golden Harvests Option Agreement as of the Golden Harvests Option Termination Date, including, without limitation, the payment of US$150,000 and 200,000 Common Shares. Canopy Management has paid to the Golden Harvest Optionors all amounts that have been required to be paid to date for it to maintain the Golden Harvests Purchase Option, including a payment of US$100,000 and 200,000 Common Shares.

Remaining Option Consideration Payable

In order for (i) GR Unlimited to exercise the Canopy Purchase Option and acquire the 87% Canopy Management Equity Interest, and (ii) Canopy Management to exercise the Golden Harvests Purchase Option and acquire the 60% Golden Harvests Equity Interest, GR Unlimited must provide to Canopy Management and Canopy Management must provide to the Golden Harvests Optionors, respectively, the cash and Common Share consideration in the following amounts on or before the dates specified below:

(a)	US$260,000 cash and 200,000 Common Shares, on or before August 6, 2021;

(b)	US$100,000 cash and 200,000 Common Shares, on or before February 6, 2022;

(c)	US$2,000 payable monthly until the amount owing in (b) above is paid; and

(d)	US$200,000 and 200,000 Common Shares on the closing of the purchase and sale of the 87% Canopy Management Equity Interest/60% Golden Harvests Equity Interest, as applicable.

Exercise of Options

Canopy Management may exercise the Golden Harvests Purchase Option by paying the above-noted consideration and acquire the 60% Golden Harvests Equity Interest at any time during the period beginning on the date on which Golden Harvests has received both (i) all licensing and other regulatory or governmental approvals from the State of Michigan necessary to operate a cannabis business in that state and (ii) approval of Canopy Management’s acquisition of the 60% Golden Harvests Equity Interest, and ending on February 4, 2023.

GR Unlimited may exercise the Canopy Purchase Option by paying the above-noted consideration and acquire the 87% Canopy Management Equity Interest at any time after GR Unlimited has received all licensing and other regulatory or governmental approvals from the State of Michigan necessary to operate, or to own and equity interest in an entity that operates, a cannabis business in the State of Michigan.

Management of the Corporation expects that Canopy Management will exercise the Golden Harvests Purchase Option within approximately 60 days following the date of this Prospectus. Canopy Management has informed the Corporation that it has received the required state and local approvals for it to exercise the Golden Harvests Purchase Option. Until such time as Canopy Management exercises the Golden Harvests Purchase Option, Golden Harvests is restricted from utilizing any cash flow from its operations outside the normal course of business unless approved in writing by Canopy Management. Upon any exercise by Canopy Management of the Golden Harvests Purchase Option, Canopy Management will assume operating control of Golden Harvests. Management of the Corporation expects that, from and after such time as Canopy Management assumes control of Golden Harvests and prior to the exercise by GR Unlimited of its right to acquire 87% of the outstanding membership interests in Canopy Management, the Golden Harvests operations will be operated for the benefit of its members, Canopy Management and the Golden Harvests Optionors. During this period, the Corporation anticipates that all operating profits from Golden Harvests will be distributed to its members, including its majority member, Canopy Management. Management of the Corporation expects that all operating profits of Golden Harvests that are distributed to Canopy Management will in turn be conveyed by Canopy Management to GR Unlimited through one or more management agreements and/or licensing agreements to be entered into by such parties. These arrangements are expected to be finalized on or before any exercise by Canopy Management of the Golden Harvests Purchase Option and remain in place until such time as GR Unlimited acquires its 87% interest in Canopy Management through its exercise of the Canopy Purchase Option. Management of the Corporation anticipates that GR Unlimited will exercise the Canopy Purchase Option and acquire an 87% interest in Canopy Management within the next eight months following the date of this Prospectus, subject to its receipt of all regulatory approvals required to do so. See “Risk Factors - Canopy Purchase Option”.

Closing

The Corporation intends to make payments under the Canopy Purchase Option Agreement to Canopy Management to permit it to exercise the Golden Harvests Purchase Option prior to February 4, 2022, subject to regulatory approval, and complete the acquisition of the 60% Golden Harvests Equity Interest within 120 days from such exercise. For this purpose, the Corporation plans to cause GR Unlimited to pay the remaining consideration for the exercise of the Canopy Purchase Option to Canopy Management when such payments are due, to facilitate its exercise of the Golden Harvests Purchase Option and its acquisition of the 60% Golden Harvests Equity Interest (see “Use of Proceeds”). The closing of the acquisition by GR Unlimited of the 87% Canopy Management Equity Interest is expected to occur as soon as practicable thereafter after all necessary regulatory approvals for such acquisition are received.

On closing of the acquisition of the 60% Golden Harvests Equity Interest by Canopy Management, the Golden Harvests Optionors and Canopy Management agreed to enter into a an amended and restated operating agreement for the operation of Golden Harvests, which will include, among other terms and conditions, an option for Canopy Management to purchase the Golden Harvests Optionors’ remaining membership interests at any time after the third anniversary of the closing.

Related Party Transaction

The Canopy Purchase Option Agreement constitutes a “related party transaction” as defined in Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions (“MI 61-101”), as Mr. Strickler is a director of the Corporation. The Corporation is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the Canopy Purchase Option or the 87% Canopy Management Equity Interest, nor the fair market value of the consideration for, the transactions under the Canopy Purchase Option Agreement, insofar as it involves Mr. Strickler, exceeded 25% of the market capitalization of the Corporation at the time the transaction was agreed to, as determined in accordance with MI 61-101.

In connection with the Canopy Purchase Option Agreement, the Corporation’s board of directors followed its usual review and approval process for transactions. The material terms of the Canopy Purchase Option Agreement and the related agreements for restructuring the transaction under the Original Golden Harvests Option Agreement were presented to the directors by the Corporation’s management at a meeting of the board of directors held prior to the completion of the restructured transaction. The Corporation’s board of directors considered the terms of the restructured transaction and assessed the benefits and risks to the Corporation of the revised structure. As part of its review and approval process, the directors also considered Mr. Strickler’s interest in the proposed transaction. After completing their review, the directors unanimously concluded that the transaction was fair and in the best interests of the Corporation and unanimously passed a resolution (with Mr. Strickler abstaining) authorizing and approving the Canopy Purchase Option Agreement and the related transaction agreements.

Use of Proceeds of Previous Offerings

In December and February 2021 the Corporation’s subsidiaries, GR Distribution and GR Gardens, received total gross proceeds of $1,269,865 from certain debt and equity financings, and on January 19, 2021 and February 5, 2021, the Corporation completed non-brokered private placement offerings for aggregate gross proceeds of $253,973 and $1,312,000, respectively (collectively, the “Prior Offerings”). The following table sets out a comparison of how the Corporation has used the proceeds from the Prior Offerings as of the date of this Prospectus, an explanation of variances and the impact of variances on the ability of the Corporation to achieve its business objectives and milestones.

Intended Use of Proceeds and Amount of Prior Offerings		Actual Use of Proceeds from Prior Offerings	Variance (Over)/Under Expenditure	Explanation of Variance and impact on business objectives
for general corporate purposes and to complete the build out of the Warehouse 1 indoor facility located in Medford, Oregon	$1,269,865(1) (US$1,000,000)	$1,269,865(1)(2) (US$1,000,000)	None	N/A

to satisfy certain option payments due to Golden Harvests and for general corporate purposes	$253,973 (US$200,000)	$253,973(1)(3) (US$200,000)	None	N/A

for strategic acquisitions, expansion into Michigan and for general corporate purposes	$1,312,000(4) (US$1,025,000)	$640,000(4)(5) (US$500,000)	$672,000 (US$525,000)	Of the under-expenditure variance amount of $672,000 (US$525,000) has or will be been used for general corporate purposes. A total of $706,765 (US$560,000) remains payable in connection with the exercise of the Canopy Purchase Option and is expected to be paid when due from the proceeds of the Offering. These variances had no material impact on the Corporation’s business objectives.

Notes:

(1)	The actual amounts were received in United States dollars and converted to Canadian dollars at a rate of $1.26 equals US$1.00.

(2)	Of the total proceeds of approximately $1,269,865 (US$1,000,000), $1,079,385 (US$850,000) was used in connection with the payments due pursuant to the HSCP Transaction for the acquisition of a 30,000 square foot indoor growing facility and a retail dispensary, and the remainder of approximately $190,480 (US$150,000) was used to complete the build out of the existing Warehouse 1 indoor facility in Medford, Oregon.

(3)	Of the total proceeds of approximately $253,973 (US$200,000), $126,987 (US$100,000) was paid toward the exercise price of the Canopy Purchase Option and the balance of $126,987 (US$100,000) was used for general corporate purposes.

(4)	The actual amounts were received in United States dollars and converted to Canadian dollars at a rate of $1.28 equals US$1.00.

(5)	Of the total proceeds used of approximately $640,000 (US$500,000), $128,000 (US$100,000) was used for expenses at the Golden Harvests indoor facility in connection with Corporation’s expansion into Michigan, under the terms of the Management Agreement, $256,000 (US$200,000) was used for operating expenses and capital improvements at the Warehouse 2 indoor facility, and the balance of approximately $256,000 (US$200,000) was used for general corporate purposes, including in respect of the payment of invoices and audit and tax costs.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

This Prospectus is being filed for the purpose of qualifying the distribution of 23,162,579 Unit Shares and 23,162,579 Warrants, which are to be issued upon the exercise or deemed exercise of the Special Warrants.

Description of Special Warrants

The Special Warrants are governed by the terms and conditions set forth in the Special Warrant Indenture. An aggregate of 21,056,890 Special Warrants are outstanding as of the date of this Prospectus. The material terms and conditions of the Special Warrants are summarized below:

●	each of the Special Warrants entitles the holder thereof to acquire, for no additional consideration to the Corporation, one Unit for each Special Warrant, subject to adjustment as provided for in the Special Warrant Indenture;

●	the Special Warrants will be deemed to be exercised on the Qualification Date;

●	the Special Warrant Indenture provides for and contains provisions designed to keep the holders of the Special Warrants unaffected by the possible occurrence of certain corporate events, including the amalgamation, merger or corporate reorganization of the Corporation;

●	the holders of Special Warrants do not have any right or interest whatsoever as shareholders of the Corporation, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of shareholders or any other proceedings of the Corporation or any right to receive any dividend or other distribution;

●	the rights of holders of Special Warrants may be modified by extraordinary resolution at a meeting of Special Warrant holders. The Special Warrant Indenture provides for meetings by holders of Special Warrants and the passing of resolutions and extraordinary resolutions by such holders which are binding on all holders of Special Warrants. Certain amendments to the Special Warrant Indenture may only be made by “extraordinary resolution”, which is defined in the Special Warrant Indenture as a resolution proposed at a meeting of Special Warrant holders duly convened for that purpose at which there are present in person or by proxy Special Warrant holders holding at least 25% of the aggregate number of the then outstanding Special Warrants passed by the affirmative votes of Special Warrant holders holding not less than 66⅔% of the aggregate number of the then outstanding Special Warrants represented at the meeting and voted on the poll upon such resolution;

●	Capital Transfer and the Corporation, without the consent of the holders of Special Warrants, may be able to amend or supplement the Special Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Special Warrant Indenture or in any deed or indenture supplemental or ancillary to the Special Warrant Indenture, provided that, in the opinion of Capital Transfer, relying on the opinion of legal counsel, the rights of the holders of Special Warrants, as a group, are not prejudiced thereby; and

●	the Corporation has agreed to provide to the holders of the Special Warrants a contractual right of rescission. See “Contractual Rights of Rescission” below.

The foregoing is a summary description of certain material provisions of the Special Warrant Indenture, it does not purport to be a comprehensive summary and is qualified in its entirety by reference to the more detailed provisions of the Special Warrant Indenture between the Corporation and Capital Transfer, as Special Warrant Agent, a copy of which may be obtained on request without charge from the Corporation at its registered office or electronically on SEDAR at www.sedar.com.

Common Shares

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Warrants will be issued under and governed by the terms of the Warrant Indenture. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the Warrant Indenture, which is available for review under the Corporation’s profile at www.sedar.com. A register of holders will be maintained at the principal offices of Capital Transfer in Toronto, Ontario.

Each Warrant will entitle the holder to acquire one Warrant Share at an exercise price of $0.30 until 5:00 p.m. (Toronto time) on March 5, 2023, after which time the Warrants will expire and become null and void. The exercise price and the number of Warrant Shares issuable upon exercise of Warrants are both subject to adjustment in certain circumstances as more fully described below.

The Warrant Indenture provides for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(a)	the issuance of Common Shares or securities exchangeable or exercisable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of warrants or options of the Corporation);

(b)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(d)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange, exercise or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(e)	the issuance or distribution to all or substantially all of the holders of Common Shares of (i) securities, including rights, options or warrants to acquire shares of any class or securities exchangeable, exercisable or convertible into any such shares or property or assets or (ii) any property or assets, including evidences of indebtedness.

The Warrant Indenture also provides for adjustments in the class and/or number of securities issuable upon exercise of the Warrants and/or exercise price per security in the event of the following additional events: (i) reclassifications of the Common Shares or exchange or change of the Common Shares into other shares, or capital reorganization of the Corporation (other than as described in clauses (b) or (c) above), (ii) consolidations, amalgamations, arrangements, mergers of the Corporation with or into another entity (other than a consolidation, amalgamation, arrangement, merger or other business combination which does not result in any reclassification of the Corporation’s outstanding Common Shares or an exchange or change of the Common Shares into other shares), or (ii) any sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, in which case each holder of a Warrant which is thereafter exercised will receive, in lieu of Common Shares, the kind and number or amount of other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised the Warrants prior to the event.

The Corporation also covenants in the Warrant Indenture that, during the period in which the Warrants are outstanding, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, not less than 14 days prior to such applicable record date of such events.

No fractional Common Shares will be issuable to any holder of Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. The holding of Warrants will not make the holder thereof a shareholder of the Corporation or entitle such holder to any right or interest in respect of the Warrants except as expressly provided in the Warrant Indenture. Holders of Warrants will not have any voting or pre-emptive rights or any other rights of a holder of Common Shares.

The Warrant Indenture provides that, from time to time, subject to CSE approval, if required, Capital Transfer and the Corporation, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Warrant Indenture or in any deed or indenture supplemental or ancillary to the Warrant Indenture, provided that, in the opinion of Capital Transfer, relying on the opinion of legal counsel, the rights of the holders of Warrants, as a group, are not prejudiced thereby.

The Warrant Indenture contains provisions making binding upon all holders of Warrants resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by holders of Warrants holding a specified percentage of the Warrants. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the holders of Warrants, as a group, and certain other amendments or other actions, will be subject to approval by an “Extraordinary Resolution”, which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 662⁄3% of the aggregate number of Warrants represented at the meeting in person or by proxy and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 662⁄3% of the number of all of the then outstanding Warrants.

The principal transfer office of Capital Transfer in Toronto, Ontario is the location at which Warrants may be surrendered for exercise or transfer.

PRIOR SALES

The following table summarizes issuances of Common Shares of the Corporation within the 12 months prior to the date of this Prospectus.

Date of Issuance	Description of Transaction	Number of Common Shares Issued	Price per Common Share
March 26, 2020	Shares for Services	1,100,000	$0.10
May 4, 2020	Shares for Services	620,000	$0.10
May 4, 2020	Option Payment	200,000	$0.10
May 15, 2020	Private Placement Offering	10,000,000	$0.10
July 10, 2020	Shares for Services	320,636	$0.15
August 4, 2020	Conversion of Convertible Debt	800,000	$0.125
November 18, 2020	Shares for Services	240,908	$0.11
November 18, 2020	Option Payment	25,000	$0.11
January 19, 2021	Private Placement Offering	2,031,784	$0.125
February 5, 2021	Private Placement Offering	8,200,000	$0.16
March 2, 2021	Conversion of Convertible Debt	3,933,328	$0.125

The following table summarizes issuances of warrants by the Corporation within the 12 months prior to the date of this Prospectus.

Date of Issuance		Number of Warrants Issued	Exercise Price per Warrant
May 15, 2020	Private Placement Offering	10,000,000	$0.13
July 10, 2020	Debt Restructuring	8,409,091	$0.16
February 5, 2021	Private Placement Offering	8,200,000	$0.20

The following table summarizes issuances of options within the 12 months prior to the date of this Prospectus.

Date of Issuance	Number of Options Issued	Exercise Price per Option
July 9, 2020	3,475,000	$0.15
July 20, 2020	100,000	$0.15
December 1, 2020	500,000	$0.15
November 18, 2020	200,000	$0.15

The following table summarizes issuances of Special Warrants by the Corporation within the 12 months prior to the date of this Prospectus.

Date of Issuance	Number of Special Warrants Issued	Exercise Price per Special Warrant
March 5, 2021	21,056,890	-

The following table summarizes issuances of Broker Warrants by the Corporation within the 12 months prior to the date of this Prospectus.

Date of Issuance	Number of Broker Warrants Issued	Exercise Price per Broker Warrant
March 5, 2021	1,127,758	-

The following table summarizes issuances of Advisory Warrants by the Corporation within the 12 months prior to the date of this Prospectus.

Date of Issuance	Number of Advisory Warrants Issued	Exercise Price per Advisory Warrant
March 5, 2021	113,500	-

Trading Price and Volume

The Common Shares trade on the CSE under the symbol “GRIN”. The following table sets forth the price range and trading volumes for the Common Shares on the CSE as reported by the CSE for the periods indicated:

Date	High ($)	Low ($)	Trading Volume
2020
April	0.13	0.07	1,018,201
May	0.12	0.09	656,253
June	0.18	0.11	3,958,813
July	0.16	0.12	1,130,765
August	0.14	0.10	920,397
September	0.12	0.09	908,084
October	0.13	0.09	547,579
November	0.14	0.11	1,346,639
December	0.14	0.10	2,061,916
2021
January	0.17	0.10	2,690,159
February	0.35	0.16	5,027,550
March	0.23	0.31	834,533
April 1 - 22	0.25	0.21	558,358

USE OF PROCEEDS

The Corporation has received gross proceeds of $4,737,800.25 from the sale of the Special Warrants. The net proceeds to the Corporation from the Offering are approximately $4,158,554 after deducting the Agent’s Fee, the Advisory Fee and expenses in connection with the Offering and the estimated expenses of the Corporation in connection with the qualification for distribution of the Units. The Corporation intends to use the net proceeds from the Offering as set out in the table below:

Milestone	Time period		Amount(1)(2)
	From	To	$
Capital costs for facility upgrades and operating costs at Warehouse 2, HSCP Oregon, LLC’s 30,000 square foot indoor growing facility in Medford, Oregon operated by GR Distribution(4)	March 2021	June 30, 2021	504,832 (US$400,000)
Payment of a portion of amounts owing pursuant to outstanding convertible debentures	March 2021	April 30, 2021	757,248(3) (US$600,000)
Capital costs to construct new outdoor farm in Medford Oregon(5)	March 2021	June 30 2021	631,040 (US$500,000)
Payment in connection with the exercise of the Canopy Purchase Option	March 2021	August 6, 2021	327,600 (US$260,000)
Payment in connection with the exercise of the Canopy Purchase Option	March 2021	February 6, 2022	126,000 (US$100,000)
Payment in connection with the exercise of the Canopy Purchase Option	March 2021	February 6, 2022	252,000 (US$200,000)
General and administrative expenses, including office, banking, travel, and overheads, professional services, salaries and benefits	March 2021	December 31, 2021	$1,559,834 (US$1,235,923)
Total			$4,158,554 (US$3,295,000)

Notes:

(1)	The Corporation is not expecting the COVID-19 health crisis to have a material impact on the ability of the Corporation to complete the above listed business objectives and milestones within the expected time frame but if the health crisis significantly worsens unexpected delays could occur.

(2)	The actual budgeted amounts are in United States dollars and converted to Canadian dollars at a rate of $1.26 equals US$1.00.

(3)	The Corporation plans to use approximately $757,248 (US$600,000) of the net proceeds to reduce or retire indebtedness owing under convertible debentures issued in August 2018.

(4)	Capital costs for facility upgrades are expected to include construction of a new dedicated vegetative room, which will include wall construction, lights, benches, HVAC, dehumidifiers, and other costs associated with constructing grow rooms.

(5)	Capital costs to construct a new outdoor farm are expected to include soil, pots, earthwork, fencing, security, labor, irrigation, and other capital costs.

Although the Corporation intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above. While actual expenditures may differ from the above amounts and allocations, the net proceeds will be used by the Corporation for facility upgrades and operating costs at Warehouse 2, repayment of outstanding indebtedness, constructing a new outdoor growing facility in Medford Oregon and for general corporate purposes.

The key business objectives of the Corporation in the near term are as follows:

Objective	Time Period Event is to Occur	Estimated Cost ($)
To complete facility upgrades (dehumidifiers, HVAC, etc.) and pay operating costs at Warehouse 2, HSCP Oregon, LLC’s 30,000 square foot indoor growing facility in Medford, Oregon operated by GR Distribution	Before the end of December 2021	504,832 (US$400,000)(1)

To pay a portion of amounts owing pursuant to outstanding convertible debentures	Before April 30, 2021	757,248(2) (US$600,000)

To construct new outdoor farm in Medford Oregon	Before June 30 2021	631,040(1) (US$500,000)

Make payments in connection with the exercise of the Canopy Purchase Option when due.	Before February 6, 2022	706,765(3) (US$560,000)

Notes:

(1)	There are no significant events which must occur for the stated milestone to be completed, other than the completion of all critical activities in construction necessary for the completion of the overall construction milestone.

(2)	There are no significant events which must occur for the stated milestone to be completed.

(3)	The payments by GR Unlimited in respect of any exercise of the Canopy Purchase Option are dependent on the ability of Canopy Management to complete the acquisition of the 60% Golden Harvests Equity Interest, as discussed above.

The key business objectives of the Corporation in the near term are as set out in the preceding table. While the Corporation believes that it has the skills and resources necessary to accomplish its stated business objectives, carrying on business in the cannabis sector has a number of inherent risks. See the risk factors described under “Risk Factors” herein and in the AIF for factors that may impact the timing and success of the Corporation’s planned activities.

Pending the expenditure described above, the Corporation intends to invest the net proceeds of the Offering in the Corporation’s bank accounts.

Financial Resources and Estimates

The Corporation has had negative operating cash flows from operations for its financial reporting periods prior to its most recent three-month interim period ended on January 31, 2021. For such three-month period ended on January 31, 2021 and for its fiscal year ended October 31, 2020, the Corporation reported a total comprehensive loss of approximately $990,999 and $2.5 million, respectively. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of its cash reserves to fund such negative cash flow. See “Risk Factors”.

As at March 22, 2021, the Corporation had working capital of approximately $324,599 (US$257,194) and cash on hand as at March 22, 2021 of approximately $5,042,676 (US$3,995,528), including the net proceeds from the Offering. Based on its currently planned use of its available funds, including the net proceeds of the Offering, as disclosed in this Prospectus, the Corporation expects to have sufficient available funds to continue operations for more than 12 months. Management of the Corporation has broad discretion in allocating the Corporation’s funds available to it from time to time, and the Corporation’s actual use of its available funds as disclosed in this Prospectus may vary depending on a number of factors, including the Corporation’s operating and capital needs from time to time and, in particular, as it deems appropriate to enable the Corporation to continue operations for such 12-month period and thereafter.

Management of the Corporation has determined that the Corporation’s current financial resources are sufficient to permit it to meet its short-term liquidity requirements. In particular, the Corporation plans to fund its operations for the coming 12 months using cash on hand and cash flows from its ongoing, regular business activities at its owned and managed operations, and potentially from other sources of capital, including possible lease financing utilizing its existing equipment, sales of marketable securities owned by the Corporation, and debt or equity financings, in each case, only if and to the extent available to the Corporation and determined by its directors to be in its best interests. The Corporation’s planned use of its available funds is based on a number of assumptions and is subject to significant risks, including, without limitation, risks associated with the Canopy Purchase Option and the related Golden Harvests Purchase Option and the amount and timing of the receipt of any amounts from Golden Harvests’ operations. Readers should carefully review the Use of Proceeds section of this Prospectus and should also read the discussions under the headings “Cautionary Statement Regarding Forward Looking Information” and “Risk Factors”, including under the heading “Canopy Purchase Option”.

The Corporation had negative cash flow from operations of $293,844 in its fiscal year ended October 31, 2020 and positive cash flow from operations of $123,405 in the three month period ended January 31, 2021. For the Corporation to maintain or increase its cash flows at or above this amount in future periods, it will need to generate and sustain increased revenue levels in these periods and achieve similar or improved operating margins. To the extent that the Corporation has negative operating cash flow in future periods, it may need to deploy some or all of the proceeds raised from the Offering differently than as currently planned and stated above to fund such negative cash flow and may also be required to seek additional sources of funds from other sources, if and to the extent required. See “Risk Factors – Negative Operating Cash Flow”.

The Corporation’s estimated sources and uses of funds for the period commencing on March 1, 2021 and ending on February 28, 2022 are as follows:

Source of Funds	US$ 000s
Cash on hand as at March 22, 2021	3,996
Net Operating Cash Flow	6,201
Total Sources of Funds	10,197
Use of Funds
Capital Expenditures(1)	1,509
Debt Payments(2)	2,342
Acquisition Payments(3)	1,560
New Projects(4)	1,200
Partner Distributions(5)	1,700
Accounts Payable(6)	865
Cash on Hand as at February 28, 2022	1,021

Notes:

(1)	The Corporation plans to make capital expenditures of approximately US$1,509,000 related to its planned expansion of the cultivation capacity at its Michigan operations and for improvements at Warehouse 1 and Warehouse 2 in Oregon.

(2)	The Corporation plans to pay a total of approximately US$2,342,000 to satisfy all amounts owing under its convertible debentures due on November 1, 2021 and in connection with certain amounts payable on behalf of Canopy Management, LLC.

(3)	The Corporation plans to pay a total of approximately US$1,560,000 relating to its planned exercise of the Canopy Purchase Option and the related exercise of the Golden Harvests Purchase Option and for payments in connection with the completion of the HSCP Transaction.

(4)	The Corporation plans to make approximately US$1,200,000 of expenditures for construction and operating costs with respect to the Corporation’s planned new outdoor farm in Medford, Oregon.

(5)	The Corporation estimates that approximately US$1,700,000 will be distributed by Golden Harvests to the Golden Harvests Optionors with respect to their 40% ownership interest to be retained by them after the expected exercise by Canopy Management of the Golden Harvests Purchase Option.

(6)	The Corporation expects to expend approximately US$865,000 to satisfy the total amount of accounts payable expenses estimated to be incurred and payable in such period.

The Corporation’s forecasted operating cash flows for the period commencing on March 1, 2021 and ending on February 28, 2022 are as follows:

US$ 000s
Gross Profit on Sales	8,370
General and Administrative	2,169
Operating Cash Flow	6,201

In preparing the estimated sources and uses of funds and forecasted operating cash flows set out in the above tables, the Corporation has made certain assumptions relating to its planned operations and projected results therefrom, some of which are based in whole or in part on events or circumstances which the Corporation does not control (including, for example, with respect to GR Unlimited’s planned exercise of the Canopy Purchase Option and the completion of various related transactions and agreements with and between other parties related thereto and described elsewhere in this Prospectus). The actual funds available to the Corporation, its use thereof and its cash flows during the stated period may differ significantly from those currently expected, planned or forecasted by the Corporation as set out in the above tables and elsewhere in this Prospectus. In addition, there can be no assurance that the actual time periods and the Corporation’s actual costs with respect its stated plans and objectives will not be longer or higher than currently expected.

The above estimated sources and uses of funds and cash flows forecasts are based on assumptions which may prove to be incorrect, including, but not limited to, the following assumptions:

●	the Corporation’s production yield will improve modestly compared to previous years;

●	the Corporation will sell a combined 11,500 pounds of flower from operations in Oregon and Michigan;

●	the Corporation will continue to sell exclusively flower and trim from its operations;

●	the Corporation’s product will be sold at prices consistent with pricing obtained in recent years, subject to seasonal market shifts;

●	the Corporation’s revenue will continue to grow as the Corporation adds planned additional capacity to its existing facilities;

●	the Corporation’s market share will increase as additional product is produced and sold into the respective markets;

●	the Corporation’s cost of sales per product will remain consistent with its current cost of sales per product;

●	the Corporation and or its applicable affiliates will receive all regulatory approvals necessary to complete the HSPC Transaction;

●	the Corporation and or its applicable affiliates will receive all regulatory approvals necessary to, and will complete the exercise of Canopy Purchase Option, and that it will receive its forecasted revenue from Golden Harvests’ operations prior to such time; and

●	the Corporation’s forecasted general and administrative expenses (including sales and marketing costs) will, in the aggregate, be consistent with recent levels, although decreased in proportion to the revenue expected to be achieved by the Corporation.

In addition, the above estimates and forecasts are subject to the material assumptions and risks disclosed in elsewhere in this Prospectus, including the risk factors disclosed herein and in the documents incorporated by reference, including the Corporation’s AIF.

PLAN OF DISTRIBUTION

This Prospectus is being filed in the Provinces of British Columbia, Alberta, Nova Scotia and Ontario to qualify the distribution of an aggregate of 23,162,579 Unit Shares and 23,162,579 Warrants (including the Unit Shares and Warrants issuable pursuant to the Penalty Provision, described below) issuable upon the exercise or deemed exercise of 21,056,890 Special Warrants.

On March 5, 2021, the Corporation completed the Offering of 21,056,890 Special Warrants pursuant to prospectus exemptions under applicable securities legislation in each of the Provinces of British Columbia, Alberta, Nova Scotia and Ontario (and in jurisdictions outside of Canada in compliance with laws applicable therein), on a private placement basis at the Offering Price per Special Warrant, a portion of which was sold through the Agent pursuant to the Agency Agreement. The gross proceeds of the Offering were $4,737,800. Pursuant to the Agency Agreement the Agent agreed to offer for sale Special Warrants in the Qualifying Jurisdictions, and in certain other jurisdictions outside Canada, on a commercially reasonable best efforts private placement basis at the Offering Price. The Offering Price was determined by arm’s length negotiation between the Corporation and the Agent.

The Special Warrants were issued pursuant to the terms of the Special Warrant Indenture between the Corporation and Capital Transfer. Each Special Warrant initially entitled its holder to receive, upon exercise or deemed exercise, at no additional cost to the holder, one Unit, each Unit being comprised of one Unit Share and one Warrant. In accordance with the terms of the Special Warrants, since the Corporation did not receive a receipt for the final Prospectus on or before the Penalty Date, being April 4, 2021, each holder of a Special Warrant is now entitled to receive, without payment of additional consideration, an additional number of Units equal to 10% of the number of Units originally issuable upon the exercise or deemed exercise of the Special Warrants, resulting in each Special Warrant being exercisable for 1.10 Units (the “Penalty Provision”). Accordingly, this Prospectus qualifies the distribution of up to an aggregate of 21,056,890 Unit Shares and 21,056,890 Warrants originally issuable upon the exercise or deemed exercise of the Special Warrants, and 2,105,689 Unit Shares and 2,105,689 Warrants issuable pursuant to the Penalty Provision.

Each Special Warrant shall be deemed exercised on behalf of, and without any required action on the part of, the holder thereof, on the Qualification Date, being the earlier of: (i) July 6, 2021; and (ii) the third business day after a receipt is issued for a final short form prospectus qualifying the distribution of the Unit Shares and Warrants issuable upon the exercise of the Special Warrants by the Canadian securities regulatory authorities in each of the Qualifying Jurisdictions.

All transfers or exercises of Special Warrants issued in the Brokered Offering conducted through the non-certificated inventory system maintained by CDS shall occur in accordance with CDS’ rules and procedures. The rights of a holder of Special Warrants issued pursuant to the Brokered Offering shall be exercised only through CDS and the CDS participants and shall be limited to those established by law and agreements between such holders and CDS and the CDS participants upon instructions from the CDS participants. Each of Capital Transfer and the Corporation may deal with CDS for all purposes as the authorized representative of the respective holders of Special Warrants and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations under the Special Warrant Indenture.

The Special Warrant Indenture provides that in the event of certain alterations of the outstanding Common Shares, including any subdivision, consolidation or reclassification, an adjustment shall be made to the terms of the Special Warrants such that the holders shall, upon exercise of the Special Warrants following the occurrence of any of those events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their Special Warrants prior to the occurrence of those events. No fractional Unit Shares or Warrants will be issued upon the exercise of the Special Warrants. The holding of Special Warrants does not make the holder thereof a shareholder of the Corporation or entitle the holder to any right or interest granted to shareholders. The Special Warrant Indenture provides that all holders of Special Warrants shall be bound by any resolution passed at a meeting of the holders of Special Warrants held in accordance with the provisions of the Special Warrant Indenture. The foregoing summary of certain provisions of the Special Warrant Indenture is qualified in its entirety by reference to the provisions of the Special Warrant Indenture, which is available for review under the Corporation’s profile at www.sedar.com.

The Warrants will be created and issued pursuant to the Warrant Indenture between the Corporation and Capital Transfer, as warrant agent thereunder. Each Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of $0.30 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on March 5, 2023 after which time the Warrants will expire and be void and of no value. The Corporation does not intend to apply to list the Warrants on the CSE. This may affect the trading price of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See “Description of Securities Being Distributed”.

Pursuant to the Agency Agreement, the Corporation paid to the Agent a cash fee of $253,745.63 (excluding the reimbursement for certain expenses incurred in connection with the Offering by the Agent), representing 7.0% of the gross proceeds of the Brokered Offering from purchasers in the Qualifying Jurisdictions, subject to a reduced fee of up to 3.5% for Special Warrants sold by the Agent to President’s List purchasers. In addition, the Corporation paid the Agent the Advisory Fee in the amount of $25,500. The Agent will receive no other fees in connection with the distribution of the Unit Shares or Warrants under this short form prospectus.

As additional compensation, the Corporation issued to the Agent (A) 1,127,758 Broker Warrants exercisable to acquire 1,127,758 Compensation Options for no additional consideration; and (B) 113,500 Advisory Warrants exercisable to acquire 113,500 Compensation Options for no additional consideration. Each Compensation Option will be exercisable to acquire one Compensation Unit, comprised of one Compensation Share and one Compensation Warrant at the Offering Price at any time prior to 5:00 p.m. (Toronto time) on March 5, 2023. Each Compensation Warrant shall entitle the holder thereof to purchase one Compensation Warrant Share at a price of $0.30 at any time before 5:00 p.m. (Toronto time) on March 5, 2023, subject to adjustment in certain events. This Prospectus qualifies the distribution of the Compensation Options.

The Corporation has agreed to reimburse the Agent for certain expenses related to the Offering. There are no payments in cash, securities or other consideration being made, or to be made, to a promoter, finder or any other person or company in connection with the Offering other than the payments to be made to the Agent in accordance with the terms of the Agency Agreement.

The Corporation has provided notice to the CSE to list the Unit Shares, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares on the CSE. Such listing will be subject to the fulfillment of all of the listing requirements of the CSE. On February 10, 2021, the last trading day before the announcement of the Offering, the closing price of the Common Shares on the CSE was $0.28 per Common Share. On April 22, 2021, the last trading day before the filing of this Prospectus, the closing price of the Common Shares on the CSE was $0.22 per Common Share.

The Brokered Offering was conducted through the non-certificated inventory system maintained by CDS Clearing and Depository Services Inc. (“CDS”) and the Special Warrants issued pursuant to the Brokered Offering were registered and deposited with CDS on the Closing Date in electronic form. Other than for Special Warrants sold pursuant to the non-brokered portion of the Offering, which will be represented by certificates, the Unit Shares and Warrants to be issued upon exercise or deemed exercise of the Special Warrants and the Warrant Shares to be issued upon exercise of the Warrants will be registered and deposited in the non-certificated inventory system of CDS and a purchaser of the Special Warrants will not receive a definitive certificate representing the Unit Shares, Warrants or Warrant Shares.

The Corporation has agreed that, during the period commencing on the Closing Date and ending 120 days after the Closing Date, it will not, directly or indirectly, without the prior written consent of the Agent, such consent not to be unreasonably withheld or delayed, sell, agree or offer to sell, authorize, issue, announce or grant any option for the sale of, or otherwise dispose of any Common Share or related financial instruments or securities convertible or exchangeable into Common Shares (including, without limitation, Special Warrants), other than in conjunction with: (i) the issuance of Common Shares in connection with the exercise of any convertible securities, options, warrants or performance share units of the Corporation outstanding as of the Closing Date, (ii) the issuance of options to acquire Common Shares pursuant to any stock option plan or other equity based compensation plan of the Corporation, as each such plan may be amended from time to time, and the issuance of Common Shares on the exercise or vesting thereof, (iii) the issuance of stock-based compensation arrangements of the Corporation pursuant to any stock based compensation plan of the Corporation, as each such plan may be amended from time to time, and (iv) the issuance of securities pursuant to the Offering and on any exercise of such securities, as applicable.

Lock-up agreements were entered into on the Closing Date in favour of the Agent in connection with securities of the Corporation held by directors and officers of the Corporation, providing that until the earlier of 120 days following the First Closing Date, each will not, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Corporation held by them, directly or indirectly, unless: (i) they obtain the prior written consent of the Agents such consent not to be unreasonably withheld or delayed; or (ii) there occurs a take-over bid, plan of arrangement, amalgamation or similar transaction involving a change of control of the Corporation.

The Unit Shares and Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws of the United States and, subject to certain exceptions, may not be offered or sold in the United States. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, U.S. Persons (as such term is defined in the U.S. Securities Act). None of the Special Warrants, Unit Shares and Warrants have been or will be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Corporation has agreed, pursuant to the Agency Agreement, to indemnify the Agent and their affiliates and directors, officers, employees, shareholders, partners, advisors and agents and each other person, if any, controlling the Agent or their affiliates and against certain liabilities and expenses, including liabilities under Canadian securities legislation in certain circumstances or to contribute to payments the Agent may have to make because of such liabilities.

RISK FACTORS

Investment in securities of Grown Rogue involves a significant degree of risk and should be considered speculative due to the nature of Grown Rogue’s business and the present stage of its development. Prospective purchasers of Common Shares should carefully consider the risk factors set out under the heading “Risk Factors” starting on page 33 of the AIF incorporated herein by reference, as well as other risk factors relating to the Offering set out below and the other information contained in this Prospectus and documents incorporated by reference herein, including the historical financial statements of the Corporation and the notes thereto, before acquiring any of the securities distributed under this Prospectus. See “Documents Incorporated by Reference”. Such risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Risks Related to the Corporation

Negative Operating Cash Flow

The Corporation is an early-stage company and it had not generated positive cash flow from operations in any financial reporting period prior to its most recently completed interim period ended January 31, 2021. While the Corporation is devoting significant resources to its cannabis operations in the United States, there can be no assurance that it will generate positive cash flow from operations in the future. In addition, the Corporation has incurred losses from operations to date, and reported a total comprehensive loss of $990,999 and $2.5 million for the three month period ended on January 31, 2021 and for its fiscal year ended October 31, 2020, respectively. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of its cash reserves to fund such negative cash flow and/or seek to obtain additional funds through one or more debt or equity financings or from other sources, which funds may not be available to the Corporation on favourable terms or at all.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada and throughout the world have experienced a high level of price and volume volatility, and the market prices of securities of many companies, including the Corporation, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Further, market prices for securities of cannabis companies historically have been volatile and future developments concerning the Corporation or its industry may have a significant impact on the market price of the Common Shares. There can be no assurance that continual fluctuations in the price of the Common Shares will not occur.

Discretion in the Use of Proceeds

The Corporation currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”. However, management of the Corporation will have discretion concerning the use of proceeds of the Offering as well as the timing of any expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.

Securities of the Corporation and Dilution

The Offering Price was determined by negotiation between the Corporation and the Agent and bears no relationship to earnings, book value or other valuation criteria. The Corporation plans to use the proceeds of the Offering to carry out its activities as described under “Use of Proceeds”, but to further such activities, the Corporation may require additional funds and it is likely that, to obtain the necessary funds, the Corporation will have to sell additional securities including, but not limited to, its Common Shares or securities convertible into Common Shares, the effect of which could result in a substantial dilution of the present equity interests of the Corporation’s shareholders.

Enforceability of Foreign Judgments

The Corporation’s material subsidiaries are incorporated, continued or otherwise organized under the laws of jurisdictions in the United States of America. Some or all of the officers and directors of the Corporation and these subsidiaries reside outside of Canada. Some or all of the assets of those persons and the Corporation’s material subsidiaries are located outside of Canada. It may not be possible for investors to collect from these persons and subsidiaries or enforce judgments obtained in Canada predicated on the civil liability provisions of Canadian securities legislation against the Corporation’s material subsidiaries and these officers and directors of the Corporation. In addition, it may not be possible for investors or any other person or entity to assert claims under Canadian securities laws or otherwise in original actions instituted in a foreign jurisdiction. Consequently, investors may be effectively prevented form pursing remedies against the Corporation under Canadian securities laws or otherwise.

Public Health Crises such as the COVID-19 Pandemic and other Uninsurable Risks

Events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. General global economic conditions seemingly unrelated to the Corporation or to the cannabis industry, including, without limitation, interest rates, general levels of economic activity, fluctuations in the market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, or other events outside of the Corporation’s control may affect the activities of the Corporation directly or indirectly. The Corporation’s business, operations and financial condition could also be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. For example, in late December 2019, a novel coronavirus (“COVID-19”) originated, subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic, which is ongoing and is expected to continue for an uncertain period. The risks of public health crises such as the COVID-19 pandemic to the Corporation’s business include without limitation, the ability to gain access to government officials, the ability to raise funds, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, disruption of the Corporation’s supply chains and other factors that will depend on future developments beyond the Corporation’s control. In particular, the continued spread of the coronavirus globally, prolonged restrictive measures put in place in order to control an outbreak of COVID-19 or other adverse public health developments could materially and adversely impact the Corporation’s business could materially slow down or the Corporation could be required to suspend its operations for an indeterminate period. There can be no assurance that the Corporation’s personnel will not ultimately see its workforce productivity reduced or that the Corporation will not incur increased medical costs or insurance premiums as a result of these health risks. In addition, the coronavirus pandemic or the fear thereof could adversely affect global economies and financial markets resulting in volatility or an economic downturn that could have an adverse effect on the Corporation’s future prospects. Epidemics such as COVID-19 could have a material adverse impact on capital markets and the Corporation’s ability to raise sufficient funds to finance the ongoing development of its business. All of these factors could have a material and adverse effect on the Corporation’s business, financial condition and results of operations. The extent to which COVID-19 impacts the Corporation’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. It is not always possible to fully insure against such risks, and the Corporation may decide not to insure such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares of the Corporation. Even after the COVID-19 pandemic is over, the Corporation may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. The COVID-19 pandemic may also have the effect of heightening other risks and uncertainties disclosed and described in this Prospectus and the AIF. To date, the COVID-19 crisis has not materially impacted the Corporation’s operations, financial condition, cash flows and financial performance. In response to the outbreak, the Corporation has instituted operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Corporation has adopted a work from home policy where possible. The Corporation continues to operate effectively working remotely. The Corporation will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Corporation’s operations and business.

No Market for Warrants

There is currently no market through which the Warrants may be sold. Accordingly, the purchasers may not be able to resell the securities qualified under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

Holders of Warrants Have no Rights as a Shareholder

Until a holder of Warrants acquires Warrant Shares upon the due exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon due exercise of such Warrants, such holder will be entitled to exercise the rights of a holder of Common Shares only as to matters for which the record date occurs after the exercise date.

HSCP Transaction

The Corporation’s subsidiary, GR Distribution, proposes to complete the HSCP Transaction in accordance with the Asset Purchase Agreement as described elsewhere in this Prospectus. The Corporation cannot guarantee that the HSCP Transaction will close in the near future, or at all, and even if closed, that the Corporation will achieve the expected benefits of the transaction. See “Summary Description of the Business - Recent Developments - HSCP Transaction” for additional information regarding the HSCP Transaction.

The completion of the HSCP Transaction is subject to certain conditions, including, among other things, that the License Transfers shall have occurred and GR Distribution shall have received the OLCC Approval. There is no guarantee that the OLCC will approve the License Transfers or provide the OLCC Approval in the near future, or at all. Additionally, the regulatory approval processes may take a lengthy period of time to complete, which could delay closing of the HSCP Transaction.

Certain of these conditions, including with respect to the License Transfers and the OLCC Approval, are outside of the Corporation’s control. There can be no certainty, and the Corporation cannot provide any assurance, that all conditions precedent to the consummation of the HSCP Transaction will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the HSCP Transaction may not be completed within the next 12-18 months as anticipated, or at all. If, for any reason, the HSCP Transaction is not completed or its completion is materially delayed and/or the Asset Purchase Agreement is terminated, the market price of the Common Shares may be materially adversely affected. In such events, the Corporation’s business, financial condition or results of operations could also be subject to various material adverse consequences.

Even if GR Distribution does close the HSCP Transaction, the intended benefits of the HSCP Transaction to the Corporation may not be realized. The HSCP Transaction poses risks for the Corporation’s ongoing operations, including, among others, that: (i) any funds used by the Corporation in connection with the HSCP Transaction or the Business (including the portion of the proceeds of the Offering planned to be used for facility upgrades and operating costs at Warehouse 2) will not otherwise be available for use in its other operations and may not be recoverable or produce any return on investment, especially if the completion of the HSCP Transaction is delayed or does not occur; (ii) there may be costs and expenses associated with any undisclosed or potential liabilities; (iii) the Business may not perform as the Corporation anticipates; and (iv) unforeseen difficulties may arise in integrating or operating the Business. The Corporation cannot assure that the HSCP Transaction will be accretive to it in the near term or at all. Furthermore, if the Corporation fails to realize the intended benefits of HSCP Transaction, the market price of the Common Shares could decline to the extent that the market price reflects those benefits.

Canopy Purchase Option

The Corporation’s subsidiary, GR Unlimited, proposes to make the payments to exercise the Canopy Purchase Option when due and at such times as the payments are required to be made by Canopy Management to exercise the Golden Harvests Purchase Option and complete the acquisition of the 60% Golden Harvests Equity Interest as described elsewhere in this Prospectus. The Corporation cannot guarantee that GR Unlimited will make such payments to Canopy Management at such times or at all, and even if such payments are made, any closing of such acquisition and any closing of the related acquisition by GR Unlimited of the 87% Canopy Management Equity Interest would remain subject to obtaining all necessary regulatory approvals for such acquisitions. Further, even if such closings occur the Corporation cannot guarantee that it will achieve the expected benefits of the transactions. See “Summary Description of the, Business - Recent Developments - Canopy Purchase Option” for additional information regarding the Canopy Purchase Option.

The completion of the acquisition of the 87% Canopy Management Equity Interest by GR Unlimited is subject to certain conditions, including, among other things, regulatory approval. There is no guarantee that such approval will be obtained in a timely manner or at all. Such approval is outside of the Corporation’s control. Even if GR Unlimited does close the acquisition of the 87% Canopy Management Equity Interest, the intended benefits of the acquisition of the 87% Canopy Management Equity Interest to the Corporation may not be realized, particularly if Canopy Management does not complete the acquisition of the 60% Golden Harvests Equity Interest. In addition, even if Canopy Management completes the acquisition of the 60% Golden Harvests Equity Interest, the acquisition of the 87% Canopy Management Equity Interest poses risks for the Corporation’s ongoing operations, including, among others, that any funds used by the Corporation in connection with the acquisition of the 87% Canopy Management Equity Interest will not otherwise be available for use in the Corporation’s other operations and may not be recoverable or produce any return on investment, especially if the completion of the acquisition of the 87% Canopy Management Equity Interest is delayed or does not occur, including where GR Unlimited has made payments to Canopy Management to facilitate its exercise of the Golden Harvests Purchase Option and does not receive the benefits therefrom.

Further, even if Canopy Management exercises the Golden Harvests Purchase Option and assumes control of Golden Harvests, there is a risk that the amount and timing of any distributions by Golden Harvests of operating profits from Golden Harvests will be less and/or later than anticipated by the Corporation, and that such distributions may not be made at all. In addition, there is a risk that some or all of any operating profits of Golden Harvests that are distributed to Canopy Management prior to any exercise by GR Unlimited of the Canopy Purchase Option, will not in turn be conveyed by Canopy Management to GR Unlimited through one or more management agreements and/or licensing agreements to be entered into by such parties as expected. Given that such management agreements and/or licensing agreements have not been finalized and are planned to be entered into at a later date, there is a risk that these agreements will not be concluded and that the Corporation may not receive the amounts distributed to Canopy Management from the Golden Harvests operations prior to its exercise of the Canopy Purchase Option, as agreed by the Corporation and Obie Strickler and described elsewhere in this Prospectus.

Certain Risks Related to the Cannabis Industry

Cannabis remains illegal under U.S. federal law

Cannabis is illegal under federal law. Although the Corporation’s cannabis-related activities are permitted by state law in the states where the Corporation engages in and intends to engage in business, these activities remain illegal under federal law. Cannabis remains a Schedule 1 controlled substance under the federal law, and the penalties for violating the CSA are very serious and, depending on the quantity of cannabis involved, may include criminal penalties of up to twenty (20) years in prison and/or a fine of up to US$2 million. In addition, the federal government can seize and seek the civil forfeiture of the real or personal property used to facilitate the sale of cannabis as well as the money or other proceeds received in connection with such sale.

The DOJ has not historically devoted resources to prosecuting individuals whose conduct is limited to possession of small amounts of marijuana for use on private property but relied on state and local law enforcement to address marijuana activity. In the event the department of justice reverses stated policy and begins strict enforcement of the CSA in states that have laws legalizing medical marijuana and recreational marijuana in small amounts, there may be a direct and adverse impact to the Corporation and its revenue and profits.

Federal regulation of cannabis in the United States

Unlike in Canada which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical cannabis under the Cannabis Act (Canada), investors are cautioned that in the United States, cannabis is largely regulated at the state level. To date, a total of 35 states, in addition to Washington D.C., Puerto Rico, the U.S. Virgin Islands, the Northern Mariana Islands and Guam have legalized some form of whole-plant cannabis cultivation, sales, and use for certain medical and/or adult-use purposes. Thirteen (13) additional states have legalized low- THC/high-CBD extracts for select medical conditions.

Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a Schedule 1 controlled substance under the CSA in the United States and as such, remains illegal under U.S. federal law.

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in the Cole Memorandum addressed to all United States district attorneys acknowledging that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several states had enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined the priorities for the DOJ relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the DOJ never provided specific guidelines for what regulatory and enforcement systems it deemed sufficient under the Cole Memorandum standard. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority.

In 2017, then newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit. However, in 2018, Mr. Sessions issued the Sessions Memorandum, which rescinded and superseded the Cole Memorandum. The Sessions Memorandum stated, in part, that current law reflects “Congress’ determination that cannabis is a dangerous drug and cannabis activity is a serious crime”, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress and to follow well-established principles when pursuing prosecutions related to cannabis activities as set out in chapter 9-27.000 of the U.S. Attorneys’ Manual. The inconsistency between federal and state laws and regulations is a major risk to the Corporation’s business.

As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. However, the Cole Memorandum’s principles remain well respected, and the federal government under Sessions’ tenure prosecuted no state law compliant entities. Sessions resigned in late 2018. The new Attorney General William Barr testified in his confirmation hearing that he will not upset “settled expectations”, “investments”, or other “reliance interest[s]” arising as a result of the Cole Memorandum, and that he does not intend to use federal resources to enforce federal cannabis laws in states that have legalized cannabis “to the extent people are complying with the state laws.”2

Medical cannabis is currently further protected against enforcement by enacted legislation from United States Congress in the form of the Blumenauer-Farr Amendment, which similarly prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to Congress restoring such funding. If such funding were ever restored, actions which were previously protected could be subject to prosecution if they are within the statute of limitations.

Due to the dual sovereign nature of American government, the federal government can assert criminal violations of U.S. federal law despite state law. There have not been publicized instances of any state-legal cannabis operations being prosecuted absent claims that the operation is also violating state law. Nonetheless, the level of prosecutions of state-legal cannabis operations is entirely unknown, and the current administration is hostile to legal cannabis. If the DOJ policy under Attorney General William Barr were to change course and aggressively pursue financiers or equity owners of cannabis-related business, and United States Attorneys followed such DOJ policies through pursuing prosecutions, then the Corporation could face (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries, (ii) the arrest of its employees, directors, officers, managers and investors, and charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to cannabis companies that service or provide goods to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis; and/or (iii) barring employees, directors, officers, managers and investors who are not U.S. citizens from entry into the United States for life.

The DOJ under the current administration or an aggressive federal prosecutor could allege that the Corporation and its Board of Directors and, potentially its shareholders, “aided and abetted” violations of U.S. federal law by providing finances and services to its portfolio cannabis companies. Under these circumstances, it is possible that the federal prosecutor would seek to seize the assets of the Corporation, and to recover the “illicit profits” previously distributed to shareholders resulting from any of the foregoing financing or services. In these circumstances, the Corporation’s operations would cease, shareholders may lose their entire investment and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, may be sent to federal prison.

The Blumenauer-Farr Amendment was included in the fiscal year 2018 budget passed on March 23, 2018 and the consolidated appropriations bill signed into legislation in February 2019. The Blumenauer-Farr Amendment was also included in the consolidated appropriations bill signed into legislation by President Trump on December 20, 2019 and remains in effect until September 30, 2020. On October 1, 2020, the Amendment was renewed through the signing of a stopgap spending bill, effective through December 11, 2020. Should the Blumenauer-Farr Amendment not be renewed upon expiration in subsequent spending bills there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with state law. Such potential proceedings could involve significant restrictions being imposed upon the Corporation or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition as well as the Corporation’s reputation, even if such proceedings were concluded successfully in favour of the Corporation.

2 See Attorney General William Barr Confirmation Hearing, available at https://www.c-span.org/video/?456626-1/attorney- general-nominee-william-barr-confirmation-hearing.

Additionally, there can be no assurance as to the position any new administration may take on cannabis and a new administration could decide to enforce the U.S. federal laws strongly. Any enforcement of current U.S. federal laws could cause significant financial damage to the Corporation and its shareholders. Further, future presidential administrations may want to treat cannabis differently and potentially enforce the U.S. federal laws more aggressively.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Corporation, including its reputation and ability to conduct business, its holding (directly or indirectly) of cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Blumenauer-Farr Amendment

The Blumenauer-Farr Amendment, as discussed above, prohibits the DOJ from spending funds appropriated by Congress to enforce the tenets of the CSA against the medical cannabis industry in states which have legalized such activity. This amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Blumenauer-Farr Amendment will expire with the Fiscal Year 2021 on September 30, 2021. At such time, the Corporation expects it to be included in the Fiscal Year 2022 omnibus appropriations package or a continuing budget resolution, but its inclusion or non-inclusion, as applicable, is subject to political changes.

U.S. state regulatory uncertainty

The rulemaking process for cannabis operators at the state level in any state will be ongoing and result in frequent changes. As a result, a compliance program is essential to manage regulatory risk. All operating policies and procedures implemented in the operation will be compliance-based and derived from the state regulatory structure governing ancillary cannabis businesses and their relationships to state-licensed or permitted cannabis operators, if any. Notwithstanding the Corporation’s efforts, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that the Corporation will receive the requisite licenses, permits or cards to operate its businesses.

In addition, local laws and ordinances could restrict the Corporation’s business activity. Although legal under the laws of the states in which the Corporation’s business will operate, local governments have the ability to limit, restrict, and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances, and similar laws could be adopted or changed, and have a material adverse effect on the Corporation’s business. It is possible that laws or regulations may be enacted in the future that will be directly applicable to the Corporation’s business. The Corporation predict the nature of any future laws, regulations, interpretations or applications, nor can the Corporation determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on the Corporation’s business

The Corporation is aware that multiple states are considering special taxes or fees on businesses in the cannabis industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect upon the Corporation’s business, results of operations, financial condition or prospects.

Potential re-classification of Cannabis in the United States

If cannabis is re-categorized as a Schedule II or lower controlled substance, the ability to conduct research on the medical benefits of cannabis would most likely be improved; however, rescheduling cannabis may materially alter enforcement policies across many federal agencies, primarily the FDA. The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, cosmetics and other similar products, pursuant to its enforcement authority set forth in the United States Federal Food Drug and Cosmetic Act (the “FDCA”). The FDA’s responsibilities include regulating the ingredients, as well as the marketing and labeling, of drugs sold in interstate commerce. Because cannabis is federally illegal to produce and sell, and because it has no federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the Drug Enforcement Administration (“DEA”); however, the FDA has enforced the FDCA with regard to hemp-derived products, especially CBD, sold outside of state-regulated cannabis businesses.

If cannabis were to be rescheduled to a federally controlled, yet legal, substance, the FDA would likely play a more active regulatory role. In the event that cannabis becomes subject to FDA regulation, the pharmaceutical industry may directly compete with state-regulated cannabis businesses for market share, and the pharmaceutical industry may urge the DEA, the FDA, and others to enforce the CSA and FDCA against businesses that comply with state but not federal law. The potential for multi-agency enforcement could threaten or have a materially adverse effect on existing cannabis businesses whose operations are compliant with applicable state laws, including the Corporation.

Additionally, the FDA may issue rules and regulations including good manufacturing practices, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact would be on the cannabis industry is unknown, including what costs, requirements and possible prohibitions may be enforced. If the Corporation is unable to comply with the regulations or registration as prescribed by the FDA it may have an adverse effect on the Corporation’s business, operating results and financial condition.

United States federal and state law inconsistencies

Ultimately, in the absence of an official policy statement from the Trump Administration, the position of the federal government on state-level legalization of adult-use and medical cannabis remains unclear. The U.S. Attorney General has the authority to instruct federal prosecutors to prosecute businesses and individuals engaged in the production, processing and sale of cannabis. However, on December 20, 2019, President Trump signed into law the “Consolidated Appropriations Act, 2020”, which provides that the Department of Justice may not use any funds made available under the Appropriations Act to prevent the implementation of medical marijuana laws by various states and territories. This provision is applicable only to medical marijuana laws, and not adult-use laws. This distinction, along with the absence of an official policy by the Trump Administration could result in the inability of the Corporation to conduct its business, as well as criminal and/or civil actions against the Corporation, its directors, officers, employees and investors, as well as other participants in the cannabis industry. Accordingly, these are substantial risks and there is no guarantee that the Corporation will be successful in operating without interference or prohibition by the federal government.

Failure of cannabis legislation to pass in certain states

The Corporation’s business model depends on the legalization of cannabis, for medical and/or adult-use, at the state level. It is possible that legislation in certain states could fail to obtain the necessary votes and fail to pass. Such inability for the state to pass such legislation could materially impact the Corporation’s returns. If a state passes legislation to legalize cannabis for medical and/or adult-use, the state may subsequently pass legislation to implement the law and potentially address any details not addressed in the legalizing statute or constitutional amendment itself. It is possible that such implementing legislation could be drafted in such a way as to make the Corporation’s operations more challenging and costly.

Federal cannabis law pre-emption

It is possible that the federal government could pass legislation legalizing cannabis for medical and/or adult-use in the future. Such federal legislation would preempt similar legislation, and/or similar legalization efforts, including existing state laws. The Corporation’s operations could be subject to new federal laws and regulations, which are currently unknown and could have a material adverse effect upon the Corporation’s business, results of operations, financial condition or prospects.

Prosecution of the Corporation’s directors, officers, employees and investors

The Corporation, directly or through subsidiary or affiliated business entities, is involved in the cannabis market. Cannabis is classified federally as a Schedule I narcotic. While cannabis could be re-scheduled under the CSA, no such action has been taken as of the date of this Prospectus. Accordingly, it is currently a felony to grow, cultivate, distribute, sell, or use cannabis. As a result, the Corporation may be deemed to be aiding and abetting illegal activities through its activities and the services that it provides. In addition, it is possible that investors of the Corporation could be subject to section 356 of the USA Patriot Act, which amended the Bank Secrecy Act to require broker-dealers to monitor for, and report, suspicious activity (also known as “SAR” reporting). As a result, the Corporation may be subject to actions by law enforcement authorities, which would materially and adversely affect its business.

Extensive regulation and taxation

The Corporation’s services and customers are expected to continue to be subject to federal, state, county, local and other regulations that are subject to change without notice. In addition, there may be other legal, tax and/or regulatory changes that the Corporation may or may not be able to foresee that may materially affect the Corporation. The process of complying with any regulations that may be imposed could, among other unknown risks, take a significant period of time and require the expenditure of substantial resources.

High application and registration fees

Licenses may be required for the Corporation to operate in regulated cannabis markets in certain states. Increasingly, states and many cities and counties are imposing costly application and licensing fees. These fees may prevent the Corporation from being able to operate in desirable locations. In addition, the costs may prevent other small businesses from opening and may reduce the Corporation’s customer base in those states.

Restricted access to banking and ability to access public and private capital

In February 2014, FinCEN issued the FinCen Memorandum outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. The FinCEN Memorandum echoed the enforcement priorities of the Cole Memorandum and states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Under these guidelines, financial institutions must submit a SAR in connection with all cannabis- related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These cannabis-related SARs are divided into three categories – cannabis limited, cannabis priority, and cannabis terminated – based on the financial institution’s belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. Despite the foregoing, most banks do not accept deposit funds from state-sanctioned cannabis businesses. As a result, businesses involved in the cannabis industry in the U.S. often have difficulty accessing the U.S. banking system and traditional financing sources.

In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Corporation may have limited or no access to banking or other financial services in the United States. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it resides in permits cannabis sales. The inability or limitation in the Corporation’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Corporation to operate and conduct its business as planned or to operate efficiently.

While the Corporation may not be able to obtain bank financing in the U.S. or financing from U.S. federally regulated entities, it does currently have access to equity financing through private markets in Canada and the US. The Corporation has, and expects to continue to have, access to equity and debt financing from the Prospectus exempt (private placement) markets in Canada and the U.S. The Corporation also has relationships with sources of private capital that could be investigated at a higher cost of capital.

Lack of access to U.S. bankruptcy protections

Because the use of cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Corporation were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which would have a material adverse effect on the Corporation’s business, financial position or results of operations.

Regulatory scrutiny of the Corporation’s interests in the United States

The Corporation’s existing operations in the United States, and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. In addition, it is possible that the Corporation will come under additional scrutiny by the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority, state securities administrators, or other regulators, due to its status as a cannabis-related business.

As a result, the Corporation may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Corporation’s ability to operate or invest in the United States or any other jurisdiction, in addition to those described herein.

MATERIAL CONTRACTS

The Corporation entered into the following material contracts since its year ended October 31, 2020 that are still in effect as of the date of this Prospectus, each of which is described elsewhere in this Prospectus:

(a)	the Asset Purchase Agreement; and

(b)	Canopy Purchase Option Agreement.

To the extent that cannabis-related licenses held by the Corporation or its subsidiaries could also be considered to be material contracts, the following licenses are the material contracts of the Corporation:

License Holder	License Type	License Number
Grown Rogue Gardens, LLC	Marijuana Producer License - Outdoor Tier II	1006166A33A
	Marijuana Producer License - Outdoor Tier II	10063940AA8
	Marijuana Processor License, endorsed for Concentrates	1009512285E
	Marijuana Producer License - Indoor Tier II	1006168AB1B
	Marijuana Wholesaler License	1006219C093

Copies of the above-noted material contracts are available on the Corporation’s SEDAR profile at www.sedar.com.

AUDITORS, TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

The auditors of the Corporation are Dale Matheson Carr-Hilton Labonte LLP, 1500 - 1140 West Pender St., Vancouver, BC V6E 4G1.

The registrar and transfer agent and Special Warrant Agent of the Corporation is Capital Transfer Agency, ULC, having an address of 390 Bay St Suite 920, Toronto, ON M5H 2Y2.

LEGAL MATTERS

In connection with the Offering, certain legal matters have been or will be passed upon by Irwin Lowy LLP on behalf of the Corporation and Wildeboer Dellelce LLP on behalf of the Agent. As at the date hereof, each of the aforementioned partnerships (and their partners, associates and employees) beneficially own, directly or indirectly, in the aggregate, less than 1% of the outstanding securities of the Corporation.

PROMOTERS

Mr. J. Obie Strickler, a director and President and Chief Executive Officer of the Corporation, may be considered to be a promoter of the Corporation under applicable Canadian securities legislation given his initiative in reorganizing the Corporation. Mr. Strickler beneficially owns, or has control over, directly or indirectly, 31,018,766 Common Shares, representing approximately 25.4% of the issued and outstanding Common Shares on a non-diluted basis.

On March 5, 2020, a failure to file cease trade order was issued by the Ontario Securities Commission concerning the Corporation because the Corporation did not timely file its annual financial statements and related management’s discussion and analysis, and the related certifications of the annual filings for the year ended October 31, 2019. The cease trade order was revoked on March 23, 2020.

Other than as disclosed in this section or elsewhere in this Prospectus, no person who was a promoter of the Corporation within the last two years:

1.	received anything of value directly or indirectly from the Corporation or a subsidiary;

2.	sold or otherwise transferred any asset to the Corporation or a subsidiary within the last two years;

3.	has been a director, officer or promoter of any Corporation that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the Corporation access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

4.	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority;

5.	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or

6.	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Any purchaser who acquired Special Warrants pursuant to the Offering directly from the Corporation will have the same rights and remedies for rescission and/or damages against the Corporation and the Agent, as the case may be, as purchasers who acquired Special Warrants through the Agent. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this short form prospectus is limited, in certain provincial securities legislation, to the price at which the Warrants are offered to the public under the Offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the Warrants, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

CONTRACTUAL RIGHT OF RESCISSION

Pursuant to the terms of the Agency Agreement and the subscription agreements between the Corporation and the purchasers of Special Warrants, the Corporation has granted to each holder of a Special Warrant a contractual right of rescission of the prospectus-exempt transaction under which the Special Warrant was initially acquired. The contractual right of rescission provides that if a holder of a Special Warrant who acquires Units on the exercise or deemed exercise of the Special Warrant as provided for in this Prospectus is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because of this Prospectus or an amendment to this Prospectus containing a misrepresentation,

(a)	the holder is entitled to rescission of both the holder’s exercise or deemed exercise of its Special Warrant and the private placement transaction under which the Special Warrant was initially acquired,

(b)	the holder is entitled in connection with the rescission to a full refund of all consideration paid to the Corporation on the acquisition of the Special Warrant, and

(c)	if the holder is a permitted assignee of the interest of the original Special Warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

The contractual rights of action described above are in addition to and without derogation from any other right or remedy that a purchaser of Special Warrants may have at law.

CERTIFICATE OF THE CORPORATION

Dated: April 23, 2021

This Prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Nova Scotia and Ontario.

GROWN ROGUE INTERNATIONAL INC.

By: “J. Obie Strickler” Chief Executive Officer and Director	By: “Michael Johnston” Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

By: “Stephen Gledhill” Director	By: “Sean Conacher” Director

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CERTIFICATE OF THE AGENT

Dated: April 23, 2021

To the best of our knowledge, information and belief, this Prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Nova Scotia and Ontario.

EIGHT CAPITAL
By: “Elizabeth Staltari” Principal, Managing Director

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CERTIFICATE OF THE PROMOTER

Dated: April 23, 2021

This Prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Nova Scotia and Ontario.

By: “J. Obie Strickler” Chief Executive Officer and Director

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